Exhibit 2.1
EXECUTION VERSION
STOCK PURCHASE AGREEMENT
by and between
AQUA AMERICA, INC.
(a Pennsylvania corporation),
and
CONNECTICUT WATER SERVICE, INC.
(a Connecticut corporation),
for the purchase and sale of all of the capital stock of
AQUA MAINE, INC.
(a Maine corporation)
Dated as of July 26, 2011

ii

iii

STOCK PURCHASE AGREEMENT
THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is made as of July 26, 2011, by and between Aqua America, Inc., a Pennsylvania corporation (the “Seller”), and Connecticut Water Service, Inc., a Connecticut corporation (the “Buyer”).
RECITALS
A. Aqua Maine, Inc., a Maine corporation and wholly-owned subsidiary of the Seller (the “Company”), is a public water utility engaged in the collection, treatment, and distribution of potable water in the State of Maine (the “Business”).
B. The Seller is the holder of all of the issued and outstanding shares of common stock, $25.00 par value per share (“Common Stock”), of the Company (the “Shares”).
C. The Buyer desires to acquire from the Seller, and the Seller desires to sell to the Buyer, for the consideration hereinafter provided, all of the Shares.
NOW, THEREFORE, in consideration of the respective representations, warranties and covenants contained herein and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
1.1 Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:
“Affiliate” shall have the meaning given to such term in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as in effect as of the date of this Agreement.
“Affiliated Group” means any affiliated group within the meaning of Code Section 1504(a) or any similar group defined under a similar provision of state or local law.
“Business Day” means a day on which banks are open for business in the State of Connecticut.
“COBRA” means the requirements of Part 6 of Subtitle B of Title I of ERISA, Code Section 4980B, and of any similar state law.
“Closing Working Capital” means the Working Capital of the Company determined as of the close of business on the Closing Date.
“Current Assets” means the following current assets of the Company to the extent that the Buyer receives the benefit of such current assets following the Closing: (i) cash and cash equivalents (net of issued but uncleared checks and drafts but including checks and other wire transfers and drafts deposited or available for the account of the Seller), (ii) accounts receivable (net of allowance for doubtful accounts), (iii) unbilled revenues, (iv) prepaid materials and supplies, and (v) other current assets, all determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classification, judgments and valuations and estimation methodologies that were used in the preparation of the Annual Financial Statements.

“Current Liabilities” means the following current liabilities of the Company: (i) the current portion of long-term debt, (ii) loans payable (including to Affiliates), (iii) accounts payable (including to Affiliates), (iv) accrued interest, and (v) other current liabilities, all determined in accordance with GAAP applied using the same accounting methods, practices, principles, policies and procedures, with consistent classification, judgments and valuations and estimation methodologies that were used in the preparation of the Annual Financial Statements.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.
“GAAP” means United States generally accepted accounting principles in effect from time to time.
“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.
“Hazardous Substances” means (a) the meaning set forth in Section 101(14) of CERCLA, 42 U.S.C. Section 9601(14) and (b) petroleum and petroleum by products.
“Knowledge” means the actual knowledge, after reasonable inquiry, of the following officers of the Company: (1) Nicholas DeBenedictis, Chairman; (2) Karl M. Kyriss, Chief Executive Officer; (3) Judy Wallingford, President; (4) Richard L. Knowlton, Vice President of Operations; (5) Roy H. Stahl, Vice President and Assistant Secretary; (6) Robert Kopas, Controller; (7) Gregory M. Leighton, Assistant Controller; and (8) Diana MoyKelly, Treasurer, or such other individuals who succeed any of the foregoing individuals in such positions and other individuals who perform the customary roles and functions indicated by such titles.
“Material Adverse Effect” means any event, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the Business, results of operations, condition (financial or otherwise) or assets of the Company taken as a whole; provided, however, that the term “Material Adverse Effect” shall not include any change or effect that is or results from any of the following: (i) changes in GAAP, (ii) changes in law or interpretations thereof, or regulatory policy or interpretation, by any Governmental Authority, (iii) changes in general economic conditions, and events or conditions generally affecting the industries in which the Company operates, or (iv) national or international hostilities, acts of terror or acts of war, in the case of clauses (ii) and (iii), which do not have a materially disproportionate effect on the Company; or (b) the ability of the Seller or the Company to consummate timely the transactions contemplated hereby or to perform timely their respective obligations under this Agreement and the Transaction Documents.
“Person” means any natural person, corporation, partnership, trust, limited liability company or other collective legal entity.
“Real Property” means the real property owned, leased or subleased by the Company, together with all buildings, structures and facilities located thereon.
“Target Working Capital” means the Working Capital of the Company determined on December 31, 2010, which amount is agreed by the Buyer and the Seller to be $806,734.

“Working Capital” means Current Assets minus Current Liabilities.
1.2 Other Definitions. The following defined terms shall have the meaning set forth in the referenced Section:

Defined Term	As Defined in Section

414(l) Amount	5.9(d)(i)(A)
Agreement	Preamble
Allocable VEBA Assets	5.9(d)(iii)
Annual Financial Statements	3.5(a)
APBO	5.9(d)(iii)
ASC 715 Amount	5.9(d)(i)(D)
Assumed Benefit Liabilities	3.11(f)
Audited Balance Sheet	3.5(a)
Balance Sheet	3.5(a)
Balance Sheet Date	3.5(a)
Bankruptcy and Equity Exceptions	3.2
Benefit Plans	3.11(a)
Business	Recitals
Buyer	Preamble
Buyer Plans	5.9(c)(ii)
Buyer’s 401(k) Plan	5.9(e)(i)
Buyer’s Actuary	5.9(d)(i)(A)
Buyer’s Pension Plan	5.9(d)(i)(A)
Ceiling	8.3
CERCLA	3.14(c)
CERCLIS	3.14(h)
Closing	2.8
Closing Agreement	3.6(b)(viii)
Closing Amount	2.3(c)
Closing Date	2.8
Closing Working Capital Statement	2.4(a)
Code	3.6(a)
Common Stock	Recitals
Company	Recitals
Company Intellectual Property	3.19
Contracts	3.9
Damages	8.1(b)
Deductible Amount	8.3
Direct Claim	8.6(g)
Disputed Amounts	2.6(c)
Employee Benefit Plan	3.11(a)
Employees	5.9(a)
Environmental Laws	3.14
Environmental Permits	3.14(a)
ERISA Affiliate	3.11(a)
Estimated Working Capital	2.3(a)
Estimated Working Capital Adjustment	2.3(b)
Exhibit	9.1

Defined Term	As Defined in Section

Final Working Capital	2.4(b)
Final Working Capital Adjustment	2.4(d)
Financing	5.19(a)
Indemnified Party	8.6(a)
Indemnifying Party	8.6(a)
Independent Accountants	2.6(c)
Insurance Policies	3.18
Interim Balance Sheet	3.5(a)
Interim Financials	3.5(a)
IRS	3.11(b)
PCBs	3.14(g)
Pension Participating Employees	5.9(d)(i)(A)
Pension Required Funding Differential	5.9(d)(i)(D)
Pre-Closing Tax Period	5.12(b)(i)
Preferred Stock	3.4(a)
Preliminary Final Working Capital	2.4(a)
PUCs	3.3(c)
Purchase Price	2.2
Released	3.14
Remedial Action	3.14
Resolution Period	2.6(b)
Review Period	2.6(a)
Schedule Supplement	5.14
Securities Act	4.4
Seller	Preamble
Seller’s Actuary	5.9(d)(i)(A)
Seller Retiree Welfare Plan	5.9(c)(i)
Seller’s 401(k) Plan	5.9(e)(i)
Seller’s Pension Plan	5.9(d)(i)(A)
Seller’s VEBA	5.9(d)(iii)
Shares	Recitals
Solvent	4.7
Statement of Objections	2.6(b)
STIF	5.9(d)(i)(B)
Straddle Period	5.12(b)(ii)
Tax or Taxes	3.6(a)
Tax Return	3.6(a)
Tax Ruling	3.6(b)(viii)
Taxing Authority	3.6(a)
Termination Fee	7.4
Third Party Claim	8.6(a)
Transaction Documents	3.2
Transition Services Agreement	5.11
Undisputed Amounts	2.6(c)
Water System	3.8(a)

ARTICLE II
THE PURCHASE AND SALE
2.1 The Purchase and Sale of Shares. Subject to the terms and conditions of this Agreement, at the Closing, the Seller agrees to sell, assign and convey the Shares to the Buyer, and the Buyer agrees to purchase, acquire and accept the Shares from the Seller.
2.2 Purchase Price. The aggregate purchase price for the Shares (the “Purchase Price”) shall be an amount equal to $35,790,799, (i) plus the Pension Required Funding Differential and (ii) plus or minus the Final Working Capital Adjustment.
2.3 Payment of the Purchase Price.
(a) At least three (3) days prior to the Closing, the Seller shall deliver to the Buyer a statement setting forth in detail the Seller’s good faith estimate of the Closing Working Capital prepared in accordance with the provisions of Section 2.4(a) (the “Estimated Working Capital”) and the calculation of the Estimated Working Capital Adjustment; provided, that the Seller’s calculation of the Estimated Working Capital Adjustment and the Closing Amount shall not foreclose, prevent, limit or preclude any rights, or remedies of the Buyer set forth herein.
(b) If the Estimated Working Capital is greater than the Target Working Capital, the “Estimated Working Capital Adjustment” shall be equal to the amount by which the Estimated Working Capital is greater than the Target Working Capital. If the Estimated Working Capital is less than the Target Working Capital, the Estimated Working Capital Adjustment shall be the negative amount by which the Estimated Working Capital is less than the Target Working Capital.
(c) At the Closing, the Buyer shall pay an amount aggregating $35,790,799 plus or minus the Estimated Working Capital Adjustment (the “Closing Amount”) to the Seller by wire transfer of immediately available funds to an account designated by the Seller at least forty-eight (48) hours prior to the Closing.
2.4 Final Working Capital Adjustment.
(a) Within forty-five (45) days after the Closing Date, the Buyer shall prepare and deliver to the Seller (i) a statement setting forth the Buyer’s calculation of the Closing Working Capital, which calculation shall be done in a manner consistent with the calculation of the Estimated Working Capital (the “Preliminary Final Working Capital”), (ii) a statement setting forth the Buyer’s calculation of the Final Working Capital Adjustment ((i) and (ii) collectively are the “Closing Working Capital Statement”), and (iii) a certificate of the Chief Financial Officer of the Buyer that the Closing Working Capital Statement was prepared in accordance with GAAP applied in a manner consistent with the Company’s past practice and in a manner consistent with the calculation of the Estimated Working Capital.
(b) If (i) no Statement of Objections has been delivered by the Seller within the Review Period, the Preliminary Final Working Capital as originally submitted by the Buyer shall be deemed the “Final Working Capital”, or (ii) a Statement of Objections has been delivered by the Seller within the Review Period, the Preliminary Final Working Capital, as determined pursuant to resolution of such dispute in accordance with Section 2.6(c), shall be deemed the “Final Working Capital.”

(c) If the Final Working Capital is greater than the Estimated Working Capital, the Final Working Capital Adjustment shall be equal to the amount by which the Final Working Capital is greater than the Estimated Working Capital. If the Final Working Capital is less than the Estimated Working Capital, the Final Working Capital Adjustment shall be the negative amount by which the Final Working Capital is less than the Estimated Working Capital.
(d) The adjustment to Purchase Price as finally determined pursuant to this Section 2.4 is referred to herein as the “Final Working Capital Adjustment” and is payable pursuant to Section 2.5.
2.5 Payment of Final Working Capital Adjustment. Except as otherwise provided herein, any payment of the Final Working Capital Adjustment, together with interest calculated at 1.5% per annum, shall (a) be due (i) within five (5) Business Days of acceptance of the applicable Closing Working Capital Statement or (ii) if there are Disputed Amounts, then within five (5) Business Days of the resolution described in Section 2.6(c) below; and (b) be paid by wire transfer of immediately available funds to such account as is directed by the Buyer or the Seller, as the case may be.
2.6 Examination and Review.
(a) Examination. After receipt of the Closing Working Capital Statement, the Seller shall have thirty (30) days (the “Review Period”) to review the Closing Working Capital Statement. During the Review Period, the Seller’s accountants shall have reasonable access during normal business hours to the relevant books and records of the Buyer and the Company, the relevant personnel of, and work papers prepared by, the Buyer, to the extent that they relate to the Closing Working Capital Statement and to such historical financial information (to the extent in the Buyer’s possession) relating to the Closing Working Capital Statement as the Seller may reasonably request for the purpose of reviewing the Closing Working Capital Statement and to prepare a Statement of Objections, provided, that such access shall be in a manner that does not unduly interfere with the normal business operations of the Buyer or the Company.
(b) Objection. On or prior to the last day of the Review Period, the Seller may object to the Closing Working Capital Statement by delivering to the Buyer a written statement setting forth the Seller’s objections in reasonable detail, indicating each disputed item, together with the amount thereof, and the basis for the Seller’s disagreement therewith (the “Statement of Objections”). If the Seller fails to deliver the Statement of Objections before the expiration of the Review Period, the Closing Working Capital Statement and the Final Working Capital Adjustment, as the case may be, reflected in the Closing Working Capital Statement shall be deemed to have been accepted by the Seller. If the Seller delivers the Statement of Objections before the expiration of the Review Period, the Buyer and the Seller shall negotiate in good faith to resolve such objections within thirty (30) days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Final Working Capital Adjustment and the Closing Working Capital Statement, with such changes as may have been previously agreed in writing by the Buyer and the Seller, shall be final and binding.

(c) Resolution of Disputes. If the Buyer and the Seller fail to reach an agreement with respect to all or any of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (the “Disputed Amounts” and any amounts not so disputed, the “Undisputed Amounts”) shall be submitted for resolution to a nationally recognized firm of independent certified public accountants mutually acceptable to the Buyer and the Seller, other than the Seller’s accountants or the Buyer’s accountants (the “Independent Accountants”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Final Working Capital Adjustment and the Closing Working Capital Statement, as the case may be. The Independent Accountants shall only decide the specific items under dispute by the parties and their decision for each Disputed Amount must be within the range of values assigned to each such item in the Closing Working Capital Statement and the Statement of Objections, respectively.
(d) Fees of the Independent Accountants. The Seller shall pay that portion of the fees and expenses of the Independent Accountants equal to the quotient of the following: (i) the amount of Disputed Amounts submitted to the Independent Accountants that are resolved in favor of the Buyer (that being the difference between the Independent Accountants’ determination and the Seller’s determination) divided by (ii) the total amount of Disputed Amounts submitted to the Independent Accountants (that being the sum total by which the Buyer’s determination and the Seller’s determination differ from the determination of the Independent Accountants). The Buyer shall pay that portion of the fees and expenses of the Independent Accountants that the Seller is not required to pay under the preceding sentence.
(e) Determination by Independent Accountants. The Independent Accountants shall make a determination as soon as practicable after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Closing Working Capital Statement and the Final Working Capital Adjustment shall be conclusive and binding upon the parties hereto.
2.7 Payment of the Pension Required Funding Differential. Payment of the Pension Required Funding Differential shall be due within five (5) Business Days after the determination of such Pension Required Funding Differential, as finally determined in accordance with the provisions of Section 5.9(d)(i), and shall be paid by wire transfer of immediately available funds to such account as is directed by the Seller.
2.8 Closing. Unless this Agreement is earlier terminated pursuant to Article VII, the closing of the purchase and sale of the Shares (the “Closing”) shall take place as promptly as practicable, but no later than five (5) Business Days following the satisfaction or waiver of the conditions set forth in Article VI, at the offices of Murtha Cullina LLP in Hartford, Connecticut, unless another place or time is agreed to in writing by the Buyer and the Seller. The date upon which the Closing actually occurs is herein referred to as the “Closing Date.”

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLER
The Seller hereby represents and warrants to the Buyer as follows:
3.1 Corporate Status. Each of the Seller and the Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and is qualified to do business as a foreign corporation in any jurisdiction where it is required to be so qualified, except where the failure so to qualify would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Seller and the Company have heretofore made available to the Buyer complete and correct copies of the applicable articles of incorporation and bylaws as amended through the date of this Agreement, each of which is in full force and effect. The Company has no subsidiaries.
3.2 Authorization and Enforceability. The Company has the requisite power and authority to own its property and to carry on the Business in all material respects as now being conducted. The Seller has the requisite power and authority to execute and deliver this Agreement and any other certificates, agreements and documents contemplated hereby or thereby (the “Transaction Documents”) to which it is a party and to perform the transactions contemplated hereby and thereby. Such execution, delivery and performance by the Seller has been duly authorized by all necessary corporate action. Each Transaction Document to which the Seller is a party has been duly executed and delivered by the Seller and, assuming the due authorization, execution and delivery by each of the other parties thereto, constitutes a valid and legally binding obligation of the Seller, enforceable against the Seller in accordance with its terms except (a) as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to creditors’ rights generally and (b) that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any action, suit, investigation or proceeding therefor may be brought (clauses (a) and (b) collectively, the “Bankruptcy and Equity Exceptions”). As of the Closing Date, each of the other Transaction Documents to which the Seller is a party will be duly executed and delivered by the Seller and, assuming the due authorization, execution and delivery by each of the other parties thereto, will constitute the valid and legally binding obligation of the Seller enforceable against the Seller in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.
3.3 Consents and Approvals.
(a) Except as set forth on Schedule 3.3(a), neither the execution and delivery by the Seller of the Transaction Documents to which it is a party, nor the performance by the Seller of the transactions contemplated hereby, will (i) violate or conflict with any provision of law, rule, regulation, stipulation, injunction, charge or other restriction to which the Seller is subject, (ii) violate or conflict with any order, judgment, injunction, award or decree applicable to the Seller, or (iii) violate or conflict with the articles of incorporation, bylaws or other similar governing documents of the Seller.

(b) Except as set forth on Schedule 3.3(b), neither the execution and delivery by the Seller of the Transaction Documents to which it is a party, nor the performance by the Seller of the transactions contemplated hereby, will (i) violate or conflict with any provision of law, rule, regulation, stipulation, injunction, charge or other restriction to which the Company is subject, (ii) violate or conflict with any order, judgment, injunction, award or decree applicable to the Company, (iii) violate or conflict with the articles of incorporation, bylaws or other similar governing documents of the Company, (iv) constitute a default under or give rise to a right of termination, cancellation or acceleration of any right or obligation of the Company (including, without limitation, the obligation of the Company to prepay any outstanding indebtedness) under any provision of any agreement, contract or other instrument binding upon the Company or any license, franchise, permit or similar authorization held by the Company, or (v) result in the creation or imposition of any lien, encumbrance, charge or claim upon any of the assets of the Company, except in the case of any of the foregoing clauses (iv)-(v) for any such violation, conflict, default, right or lien which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or render impracticable the consummation of the transactions contemplated hereunder.
(c) Except as set forth on Schedule 3.3(c), the execution, delivery and performance by the Seller of this Agreement and the consummation by each of the Seller or of the Company of the transactions contemplated hereby do not require any consent from or filing with any Person or Governmental Authority or official except for (i) filings by the Buyer or the Company (with the cooperation of the Seller and the Company) with any state public utility control or public service commissions or similar state regulatory bodies (“PUCs”), each of which is identified on Schedule 3.3(c); and (ii) consents and filings which, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or prevent or render impracticable the consummation of the transactions contemplated hereunder.
3.4 Capitalization and Stock Ownership.
(a) The total authorized capital stock of the Company consists of (i) 4,000 shares of preferred stock, $100.00 par value per share (the “Preferred Stock”), none of which are issued and outstanding as of the date of this Agreement, and (ii) 250,000 shares of Common Stock, $25.00 par value per share, 1,973 shares of which are issued and outstanding as of the date of this Agreement and are owned beneficially and of record by the Seller. Except as specified on Schedule 3.4(a), there are no existing options, warrants, calls, commitments or other rights of any character (including conversion or preemptive rights) relating to the acquisition of any issued or unissued capital stock or other securities of the Company. All of the outstanding shares of Common Stock are duly and validly authorized and issued, fully paid and non-assessable. Upon delivery of and payment for the Shares at the Closing, the Buyer will acquire good and valid title to all of the Shares, free and clear of any liens or encumbrances of any nature whatsoever.
(b) The Company does not have any direct or indirect equity participation in any corporation, partnership, trust, or other business, including the ownership of any securities or other rights exchangeable for or convertible into equity.
(c) There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of, or which impose any restrictions upon the sale or disposition of, any capital stock of the Company.

3.5 Financial Statements.
(a) Schedule 3.5(a)(i) sets forth (A) the audited balance sheet of the Company as of December 31, 2010 (the “Audited Balance Sheet”), and the related audited statements of income and cash flow for the fiscal year ended on such date, together with the notes to such financial statements (collectively, the “Annual Financial Statements”), and (B) the unaudited balance sheet of the Company as of March 31, 2011 (the “Interim Balance Sheet”), and the related statements of income for the three (3)-month period ended March 31, 2011 (collectively, the “Interim Financials”). The Annual Financial Statements and the Interim Financials have been prepared in accordance with the books and records of the Company. Except as set forth on Schedule 3.5(a)(ii), (A) the Annual Financial Statements fairly present, in all material respects, the financial position of the Company as of December 31, 2010 and the results of operations and cash flow of the Company for the year then ended, and (B) the Interim Financials fairly present, in all material respects, the financial position of the Company as of March 31, 2011 and the results of operations of the Company for the three (3)-month period then ended. The Annual Financial Statements and the Interim Financials have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, subject, in the case of the Interim Financials, (i) to normal and recurring year-end adjustments (the effect of which will not be materially adverse) and (ii) to the absence of notes (that, if presented, would not differ materially from those presented in the Annual Financial Statements). All references in this Agreement to the “Balance Sheet” shall mean the Audited Balance Sheet and all references to the “Balance Sheet Date” shall mean December 31, 2010.
(b) The Company has no material liabilities or obligations of any nature that would be required to be set forth on a balance sheet in accordance with GAAP, except for (i) liabilities or obligations set forth on the face of the Interim Balance Sheet, (ii) liabilities which have arisen after the date of the Interim Balance Sheet in the ordinary course of business which are not, individually or in the aggregate, material in amount, and (iii) liabilities identified on Schedule 3.5(b).
(c) Except as eliminated by GAAP as set forth on Schedule 3.5(c), the Annual Financial Statements and the Interim Financials do not include any deferred costs or capitalized amounts associated with the accounting consolidation or billing and shared services and comparable items undertaken by the Seller or its Affiliates since January 1, 2009.
3.6 Taxes.
(a) For purposes of this Agreement: (i) “Code” shall mean the Internal Revenue Code of 1986, as amended; (ii) “Tax” or “Taxes” means any federal, state, county, local or foreign taxes, charges, fees, levies or other assessments, including, without limitation, all net income, gross income, sales and use, ad valorem, transfer, gains, profits, excise, franchise, real and personal property, gross receipts, capital stock, production, business and occupation, disability, employment, payroll, license, estimated, stamp, custom duties, severance or withholding taxes or charges imposed by any federal, state, county, local, or foreign taxing authority (“Taxing Authority”), and includes any interest and penalties (civil or criminal) on or additions to any such taxes; (iii) “Tax Return” means a report, return or other written information required to be supplied to a Taxing Authority with respect to Taxes including, where permitted or required, combined or consolidated returns for any group of entities that includes the Seller and the Company, on the one hand, or the Buyer and any subsidiaries it may have, on the other hand.
(b) Except as disclosed on Schedule 3.6(b):
(i) Filing of Timely Tax Returns. The Company has duly filed (or there has been filed on its behalf), within the time prescribed by law (including extensions), all Tax Returns required to be filed by it under applicable law. All such Tax Returns were and are, and the Company’s state, local and non-U.S. Tax Returns for the year 2010 and for any period ending on or prior to the Closing Date when filed will be, true, complete, and correct.

(ii) Payment of Taxes. The Company, within the time (including extensions) and in the manner prescribed by law, paid all Taxes that are currently due and payable whether or not shown on any Tax Return.
(iii) Tax Reserves. The Company has established on its books and records adequate reserves for all Taxes and for any liability for deferred income Taxes in accordance with GAAP.
(iv) Extensions of Time for Filing Tax Returns. The Company has not requested any extension of time within which to file any Tax Return, which Tax Return has not since been filed.
(v) Waivers of Statute of Limitations. The Company does not have in effect any extension, outstanding waivers, or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns.
(vi) Expiration of Statute of Limitations. All Tax Returns of the Company either have been examined and settled with the appropriate Taxing Authority or closed by virtue of the expiration of the applicable statute of limitations for all years, and no deficiency for any Taxes has been proposed, asserted, or assessed against the Company that has not been resolved and paid in full.
(vii) Audit, Administrative and Court Proceedings. No audits or other administrative proceedings are presently pending or, to the Knowledge of the Seller, threatened in writing with regard to any Taxes or Tax Returns of the Company, no currently pending issue has been raised in writing by any Taxing Authority in connection with any Tax or Tax Returns, and no judicial Tax proceedings are pending, being conducted, or, to the Knowledge of the Seller, threatened.
(viii) Tax Rulings. The Company has not received a Tax Ruling or entered into a Closing Agreement with any Taxing Authority that would have a continuing adverse effect after the Closing Date. “Tax Ruling,” as used in this Agreement, shall mean a written ruling of a Taxing Authority relating to Taxes. “Closing Agreement,” as used in this Agreement, shall mean a written and legally binding agreement with a Taxing Authority relating to Taxes.
(ix) Availability of Tax Returns. The Seller has provided or made available to the Buyer complete and accurate copies of (A) all Tax Returns, and any amendments thereto, filed by the Company, (B) all audit reports received from any Taxing Authority relating to any Tax Return filed by the Company, (C) any Closing Agreements entered into by the Company, and (D) any Tax Ruling received by the Company from any Taxing Authority.
(x) Tax Sharing Agreements. The Company is not a party to any agreement relating to allocating or sharing of Taxes.
(xi) Liability for Others. The Company has no liability for any Taxes of any Person other than the Company.
(xii) Code Section 481 Adjustments. The Company is not required to include in income any adjustment pursuant to Code Section 481(a) by reason of a voluntary change in accounting method initiated by the Company for any Tax year, and, to the Knowledge of the Seller, the IRS has not proposed in writing any such adjustment or change in accounting method for any Tax year for which the statute of limitations remains open.

(xiii) Indebtedness. No indebtedness of the Company is “corporate acquisition indebtedness” within the meaning of Code Section 279(b).
(xiv) Intercompany Transactions and Excess Loss Accounts. The Company will not be required to include any item of income in taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of an intercompany transaction within the meaning of U.S. Treasury Regulation Section 1.1502-13 or an excess loss account described in U.S. Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign Tax law).
(xv) Tax Returns. Each Affiliated Group of which the Company was a member filed all income Tax Returns that it was required to file for each taxable period during which the Company was a member of such Affiliated Group. All such Tax Returns were correct and complete in all respects. All income Taxes owed by any Affiliated Group (whether or not shown on any Tax Return) have been paid for each taxable period during which the Company was a member of such Affiliated Group.
(xvi) Code Section 897. No foreign Person owns or has owned beneficially more than five percent (5%) of the total fair market value of the Common Stock during the applicable period specified in Code Section 897(c)(1)(A)(ii).
(xvii) Code Section 355/361. The Company has not distributed stock of another Person, nor had its stock distributed by another Person, in a transaction that was purported or intended to be governed, in whole or in part, by Code Sections 355 or 361.
(xviii) Excess Compensation. The Company is not a party to any agreement, contract, arrangement or plan that has resulted in or could result, separately or in the aggregate, in the payment of (A) any “excess parachute payment” within the meaning of Code Section 2890G (or any corresponding provision of state, local or non-U.S. Tax law) or (B) any amount that will not be fully deductable as a result of Code Section 162(m) (or any corresponding provision of state, local or non-U.S. Tax law).
(xix) Prepaid Amounts. The Company will not be required to include any items of income in taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any prepaid amount received on or prior to the Closing Date.
(xx) Net Operating Loss. No state or federal “net operating loss” of the Company determined as of the Closing Date is subject to limitation on its use pursuant to Code Section 382 or comparable provisions of state law as a result of any “ownership change” within the meaning of Code Section 382(g) or comparable provisions of any state law occurring prior to the Closing Date.
(xxi) Liens. There are no material liens or other encumbrances with respect to Taxes upon any of the assets of the Company, other than with respect to Taxes not yet due and payable.
(xxii) Sales Tax. The Company has maintained complete and accurate records, including all applicable exemption, resale or other certificates, of (A) all sales to purchasers claiming to be exempt from sales and use Taxes based on the exempt status of the purchaser, and (B) all other sales for which sales Tax or use Tax was not collected by the Company and as to which the Seller is required to receive and retain resale certificates or other certificates relating to the exempt nature of the sale or use or non-applicability of the sales and use Taxes.

(xxiii) Escheat. The Company has no actual liability under the escheat laws or any other laws of any jurisdiction relating to abandoned property.
(xxiv) Installment Sales. The Company will not be required to include any items of income in taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any installment sale or open transaction disposition made on or prior to the Closing Date.
(xxv) Withholding. All Taxes that the Company is or was legally required to withhold or collect have been duly withheld or collected and, to the extent required, have been paid to the proper Taxing Authority or other proper Person.
(xxvi) Normalization Accounting. If the Company uses or has used a normalization method of accounting, the selection and application of such normalization method is, and has been, in full compliance with all applicable provisions of the Code and Treasury Regulations, and to the Knowledge of the Seller such selection and application have not resulted in any violation or alleged violation of such provisions.
(xxvii) Tax Liability. Neither the Seller nor any director or officer (or employee responsible for Tax matters) of the Seller and its subsidiaries expects any Taxing Authority to assess any additional income Taxes against any Affiliated Group for any taxable period during which the Company was a member of such Affiliated Group. There is no dispute or claim concerning any income Tax liability of any Affiliated Group for any taxable period during which the Company was a member of the Affiliated Group either (A) claimed or raised by any Taxing Authority in writing or (B) as to which any Seller and the directors and officers (and employees responsible for Tax matters) of any of the Seller and its subsidiaries has Knowledge based upon personal contact with any agent of such Taxing Authority. Except as disclosed on Schedule 3.6(b), no Affiliated Group has waived any statute of limitations in respect of any income Taxes or agreed to any extension of time with respect to an income Tax assessment or deficiency for any taxable period during which the Company was a member of the Affiliated Group.
3.7 Title to Assets; Real Property.
(a) The Company has, or will have at the Closing, good and, in the case of Real Property, marketable title (fee or leasehold) to all of its real and personal properties and assets (including those reflected on the Balance Sheet or acquired by the Company since the Balance Sheet Date), free and clear of all mortgages, liens, attachments, pledges, encumbrances or security interests of any nature whatsoever, except (i) those disclosed in the Balance Sheet, (ii) any liens for current Taxes not yet due and payable or which may thereafter be paid without penalty, (iii) encumbrances described on Schedule 3.7(a) hereto, (iv) zoning, building and other similar governmental restrictions and liens imposed by operation of law (including, without limitation, mechanics’, carriers’, workmen’s, repairmen’s, landlord’s or other similar liens arising from or incurred in the ordinary course of business and for which the underlying payments are not yet delinquent), (v) easements, covenants, rights-of-way or other similar restrictions and imperfections of title, and (vi) those (including those covered by (iv) and (v) above) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Schedule 3.7(b) lists (i) the location of each parcel of Real Property; (ii) if such property is leased or subleased by the Company, the landlord under the lease or sublease, the rental amount currently being paid, and the expiration of the term of such lease or sublease for each leased or subleased property; and (iii) the current use of such property. With respect to owned Real Property, the Seller has delivered or made available to the Buyer true, complete and correct copies of the deeds and other instruments (as recorded) by which the Company acquired such Real Property, and copies of all title insurance policies, opinions, abstracts and surveys in the possession of the Seller or the Company and relating to the Real Property. With respect to leased Real Property, the Seller has delivered or made available to the Buyer true, complete and correct copies of any leases affecting the Real Property. Except as set forth on Schedule 3.7(b), the Company is not a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, occupancy or enjoyment of any leased Real Property. The use and operation of the Real Property in the conduct of the Business do not violate in any material respect any law, covenant, condition, restriction, easement, license, permit or agreement.
(c) As of the date of this Agreement, the Company has not received any written or, to the Knowledge of the Seller, oral notice for actual or proposed material assessments for public improvements against its Real Property or material improvements, material easements or material rights of way used in connection with the Business which remains unpaid. Except as set forth on Schedule 3.7(c), as of the date of this Agreement, there is no pending condemnation, expropriation, eminent domain or similar proceeding affecting the Company or all or any portion of the Real Property or material improvements, material easements or material rights of way used in connection with the Business and, to the Knowledge of the Seller, no such proceeding is threatened.
(d) Each parcel of the Real Property has physical and legal vehicular and pedestrian access to and from public roadways as may be reasonably necessary to the operation of the Business as currently conducted, except where the failure to have such access does not have a Material Adverse Effect. No fact or condition exists which would result in the termination of (i) the current access from each parcel of the Real Property, and (ii) continued use, operation, maintenance, repair and replacement of all existing and currently committed water lines and appurtenances used by the Company in connection with the Water System and the Business, except where such termination would not reasonably be expected to have a Material Adverse Effect.
3.8 Description and Condition of the Water System.
(a) The Seller has provided to the Buyer a description or map of the water system operated by the Company (the “Water System”), which description or map identifies all water mains used in the Water System and is true, complete and correct in all material respects.
(b) The Seller has provided or otherwise made available to the Buyer true and correct copies of all (i) engineering reports relating to the Water System prepared on or after January 1, 2006 and (ii) consumer confidence reports relating to the Water System prepared on or after January 1, 2009.
(c) Except as set forth on Schedule 3.8, all water supply sources, pump stations and storage facilities, mains and service connections used in connection with the Water System are located on Real Property owned by the Company in fee simple, on property leased by the Company, within the public rights-of-way, or within permanent easements of record either in favor of the Company or in the form of a general utility easement, except for any deficiencies of title or right which would not reasonably be expected to materially adversely affect the operation of the Water System.

3.9 Contracts. Except as described on Schedule 3.9 or the other Schedules hereto (and except for non-material contracts in the ordinary course of business), the Company is not, as of the date of this Agreement, party to or bound by any of the following written agreements:
(a) employee collective bargaining agreements or other contracts with any labor union;
(b) employment agreements with any director, officer or employee;
(c) (i) lease or similar agreements under which the Company is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by a third party, (ii) continuing contracts for the future purchase of materials, supplies or equipment, or (iii) management, service, consulting or other similar contracts, which have future liability (not including any contingent liability or liability for refunds) in excess of $10,000 or which is not terminable by the Company on not more than ninety (90) days’ notice without penalty or premium;
(d) agreements or contracts under which the Company has borrowed or loaned any money or issued any note, bond, indenture or other evidence of indebtedness or guaranteed indebtedness, liabilities or obligations of others, for an aggregate amount currently outstanding in excess of $50,000 (other than (i) endorsements for the purpose of collection in the ordinary course of business, and (ii) advances to employees of the Company in the ordinary course of business);
(e) mortgages, pledges, security agreements, deeds of trust or other documents, in each case granting a lien (including liens upon properties acquired under conditional sales, capital leases or other title retention or security devices);
(f) contracts containing covenants that materially restrict the operation of the Business or otherwise limit the freedom of the Company to engage in any line of business in any geographic area or to compete with any Person;
(g) joint venture or partnership agreements;
(h) contracts providing for the payment of severance or other compensation in respect of a termination of employment to any employee, director or consultant or which grants compensation or other rights contingent upon or triggered by a change in the share ownership, membership of the board of directors or control of the Company; and
(i) any other contract or agreement involving aggregate consideration in excess of $10,000 and which, in each case, cannot be cancelled by the Company without penalty or without more than ninety (90) days’ notice.
Except for such breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company is not (with or without the lapse of time or the giving of notice, or both) in breach or default under any agreement, contract, lease, license, commitment or instrument of the Company described on Schedule 3.9 or the other Schedules hereto (collectively, the “Contracts”) and, to the Knowledge of the Seller, no other party to any of the Contracts is (with or without the lapse of time or the giving of notice, or both) in material breach or default thereunder. There are no material disputes pending or, to the Knowledge of the Seller, threatened in writing under or in respect of any of the Contracts.

3.10 Litigation; Compliance with Laws. Except with respect to environmental matters, which matters are covered by Section 3.14 of this Agreement:
(a) Except as set forth on Schedule 3.10(a) hereto, there is no action, suit, proceeding, investigation, grievance proceeding or arbitration pending or, to the Knowledge of the Seller, threatened in writing, against or involving the Company or its assets (whether or not covered by insurance) which, individually or in the aggregate, would be reasonably expected to result in a judgment against the Company in excess of $50,000. Except as set forth on Schedule 3.10(a), there is no outstanding judgment, order, writ, injunction, or decree of any Governmental Authority or official relating to or affecting the Company or its assets.
(b) There is no action, suit, investigation or proceeding pending against, or, to the Knowledge of the Seller, threatened in writing against or affecting, the Company or the Seller before any Governmental Authority or official which in any manner challenges or seeks to prevent, enjoin, alter or delay the consummation of the transactions contemplated by this Agreement.
(c) Except as set forth on Schedule 3.10(c), the Company is in compliance with all applicable laws, statutes, rules, regulations, codes, ordinances, orders, judgments and decrees, local, federal, state, domestic or foreign, other than any such failure which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(d) Except as set forth on Schedule 3.10(d) or as would not, individually or in the aggregate, be reasonably expected to result in a judgment or judgments against the Company in excess of $50,000:
(i) the Company is in compliance with any collective bargaining agreements and applicable laws respecting employment and employment practices, terms and conditions of employment, wages and hours, and occupational safety and health, and is not engaged in any unfair labor practice within the meaning of Section 8 of the National Labor Relations Act, and there is no action, suit, administrative, arbitral, grievance or other proceeding pending or, to the Knowledge of the Seller, threatened and reduced to writing, nor to the Knowledge of the Seller is there any investigation pending or threatened and reduced to writing against the Company relating to any of the foregoing; and
(ii) there are no charges, administrative proceedings or formal complaints of discrimination (including, but not limited to, discrimination based upon sex, age, marital status, race, national origin, sexual preference, handicap or veteran status) pending or, to the Knowledge of the Seller, threatened in writing against the Company before the Equal Employment Opportunity Commission or any Governmental Authority; there have been no audits of the equal employment opportunity practices of the Company; and all of the Company’s Employees and consultants are either U.S. citizens or resident aliens specifically authorized to engage in employment in the United States in accordance with all applicable laws.

3.11 Benefit Plans.
(a) Schedule 3.11(a) contains a true and complete list of each material “Employee Benefit Plan,” of the Company as defined in Section 3(3) of ERISA (including any “multiemployer plan” as defined in Section 3(37) of ERISA), bonus, incentive, deferred compensation, excess benefit, employment contract, stock purchase, stock ownership, stock option, supplemental unemployment, vacation, sabbatical, sick-day, severance or other material employee benefit plan, program or arrangement (other than those required to be maintained or contributed to by law, and excluding any collective bargaining agreement, side letter, memorandum of understanding or other agreement with a labor organization), whether written or unwritten, qualified or nonqualified, funded or unfunded, foreign or domestic, (i) maintained by, or contributed to by Seller or any entity which together with the Seller would be deemed a “single employer” within the meaning of Section 4001 of ERISA or Code Sections 414(b), (c), (m) or (o) (an “ERISA Affiliate”) in respect of any Employee or former employee of the Company, or (ii) with respect to which the Seller or any of its ERISA Affiliates has any liability in respect of any Employee or former employee of the Company (collectively, the “Benefit Plans”). Except as disclosed on Schedule 3.11(a), neither the Seller nor any of its ERISA Affiliates maintains any (or has any unsatisfied liability with respect to any previously maintained) bonus, pension or welfare benefit plan, program or arrangement, including any deferred compensation arrangement, for current or former directors, consultants or independent contractors of the Company (excluding any collective bargaining agreement, side letter, memorandum of understanding or other agreement with a labor organization).
(b) The Seller has furnished or made available to the Buyer a true and complete copy of each Benefit Plan included on Schedule 3.11(a) together with a copy, if applicable, of (i) the current summary plan description and any summaries of material modification (if applicable and only to the extent not included in a summary plan description) and related trust agreements and insurance contracts; (ii) in the case of an unwritten Benefit Plan, a written description thereof; (iii) the actuarial reports for such Benefit Plans (if applicable) for the last three (3) years; (iv) the most recent Internal Revenue Service (“IRS”) determination letter issued to any Benefit Plan; (v) the IRS Forms 5500 together with all schedules and accountants’ statements filed on behalf of any Benefit Plan for the preceding three (3) plan years; and (vi) a description of any established past practices with respect to any Benefit Plan which would reasonably be expected to materially enhance benefits under such Benefit Plan.
(c) Each Benefit Plan which is intended to be qualified under Code Section 401(a) (as designated on Schedule 3.11(a)) has received a favorable determination letter from the IRS as to such Benefit Plan’s qualification under Code Section 401(a) or has remaining a period of time under an applicable remedial amendment period in which to apply for such letter and, to the Knowledge of the Seller, nothing has occurred whether by action or failure to act, which is reasonably likely to cause the loss or denial of such qualification. Neither the Seller nor the Company has received correspondence from the IRS relating to the failure of any such Benefit Plan to be qualified or the failure to be otherwise in compliance with Code Section 401(a).
(d) Except as disclosed on Schedule 3.11(d), each Benefit Plan has been operated and administered in all material respects in compliance with its terms and all applicable laws, including ERISA and the Code except for such noncompliance as would not reasonably be expected to have a Material Adverse Effect.
(e) None of the properties of the Company is subject to a lien under Code Section 430(k).
(f) Except as disclosed on Schedule 3.11(f), neither the Seller nor any ERISA Affiliate and, to the knowledge of the Seller, no other Person, has taken any action or failed to take any action with respect to any Benefit Plan that may subject the Buyer or any Benefit Plan under which liabilities may be assumed by the Buyer under Section 5.9 (“Assumed Benefit Liabilities”) to any material liability or Tax under the Code or ERISA (other than claims for benefits in the ordinary course).

(g) No Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) of ERISA. All contributions that the Seller or any ERISA Affiliate have been obliged to make to any Benefit Plan have been duly and timely made except for such failure as would not reasonably be expected to have a Material Adverse Effect.
(h) Except as disclosed on Schedule 3.11(h), there are no pending or, to the Knowledge of the Seller, threatened material claims (other than routine claims for benefits), assessments, complaints, proceedings or investigations of any kind in any Governmental Authority with respect to any Benefit Plan.
(i) No liability under Title IV of ERISA related to the termination of or withdrawal from any plan has been incurred by the Seller or any ERISA Affiliate that has not been satisfied in full, and, to the Knowledge of the Seller, no condition exists that presents a material risk to Seller or any ERISA Affiliate of incurring a material liability under Title IV of ERISA related to the termination of or withdrawal from any plan.
(j) Neither the Seller, the Company nor, to the Knowledge of the Seller, any ERISA Affiliate has engaged in a transaction in connection with which the Seller or any ERISA Affiliate is subject to either a material civil penalty assessed pursuant to Sections 409 or 502(i) of ERISA or a material tax imposed pursuant to Code Sections 4975 or 4976.
(k) No Benefit Plan has experienced a “Reportable Event” (as such term is defined in Section 4043(c) of ERISA) that is not subject to an administrative or statutory waiver from the reporting requirement which would be reasonably likely to result in a Material Adverse Effect.
(l) With respect to each Benefit Plan that is funded wholly or partially through an insurance policy, all premiums required to have been paid to date under the insurance policy have been paid, all premiums required to be paid under the insurance policy through the Closing Date will have been paid on or before the Closing Date, in each case except for such failure as would not be reasonably likely to result in a Material Adverse Effect and, as of the Closing Date, there will be no material liability of the Company under any insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the Closing Date.
(m) Except as disclosed on Schedule 3.11(m) or as provided in Section 5.9(e), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event (i.e., a “double trigger”) will, pursuant to the terms of any Benefit Plan, (i) restrict or prohibit the Seller or any ERISA Affiliate from amending any Benefit Plan, (ii) result in any material payment (except for severance payments required by the terms of this Agreement) (including, without limitation, severance, unemployment compensation, “Excess Parachute Payments” (within the meaning of Code Section 280G), forgiveness of indebtedness or otherwise) becoming due to any Employee or former employee of the Company under any Benefit Plan, (iii) materially increase any benefits otherwise payable under any Benefit Plan, or (iv) result in any acceleration of the time of payment or vesting of any benefits under any Benefit Plan.

(n) Except as disclosed on Schedule 3.11(n), no Benefit Plan provides welfare benefits, including without limitation, death or medical benefits, beyond termination of service or retirement other than (i) coverage mandated by law, or (ii) death benefits under a Benefit Plan qualified under Code Section 401(a) or a nonqualified pension or retirement plan. The Seller has made available to the Buyer all such Benefit Plans (or written summaries of any such unwritten Benefit Plan) disclosed on Schedule 3.11(n). Except as disclosed on Schedule 3.11(n), any Benefit Plan which provides welfare benefits, including, without limitation, medical benefits, to retirees may be amended or terminated at will and no restriction exists which would prohibit the amendment or termination of any such Benefit Plan.
(o) With respect to plans subject to Title IV of ERISA, the Seller and its ERISA Affiliates have made all required minimum funding contributions, as required by ERISA and the Code, other than failures to contribute that do not present a material risk to the Seller or any ERISA Affiliate of incurring a material liability under ERISA or the Code.
3.12 Absence of Changes or Events. Except as set forth on Schedule 3.12, since the Balance Sheet Date, the Business has been conducted in the ordinary course consistent with past practice and there has not been any change in the Business, financial condition or results of operations of the Company which has had, or is reasonably expected to have, a Material Adverse Effect. Without limiting the foregoing and except as set forth on Schedule 3.12, since the Balance Sheet Date through the date of this Agreement, the Company has not taken any of the actions set forth in Section 5.2 of this Agreement.
3.13 Licenses; Permits. Except as set forth on Schedule 3.13, all material governmental licenses, permits or authorizations of the Company required for the operation of the Business are validly held by the Company, the Company has complied in all material respects with all requirements in connection therewith, and the same will not be subject to suspension, modification or revocation as a result of this Agreement or the consummation of the transactions contemplated hereby. The Company has all of the governmental licenses, permits or authorizations which are required to carry on the Business as such business is now conducted, except for such licenses, permits or authorizations the failure to obtain which would not reasonably be expected to have a Material Adverse Effect.
3.14 Environmental Matters. Except as set forth on Schedule 3.14 hereto:
(a) The Company has all permits, licenses, and other authorizations required for the operations or conduct of the Business under applicable Environmental Laws (the “Environmental Permits”) and the Company is in compliance with all terms and conditions of the Environmental Permits and with all applicable Environmental Laws, except for such permits or such non-compliance that would not reasonably be expected to have a Material Adverse Effect.
(b) The Company has not disposed of or arranged for the disposal of or Released any Hazardous Substances at any Real Property, or, in connection with the Business, at any other facility, location, or other site, regarding each of the foregoing, in a manner that would be in violation of Environmental Laws in a manner that would reasonably be expected to result in liability under Environmental Laws and would reasonably be expected to have a Material Adverse Effect.
(c) The Company has not received any written notice or request for information with respect to, and neither the Seller nor the Company have been designated a potentially liable party for Remedial Action in connection with, any Real Property, or, as of the date of this Agreement, with respect to the Business, at any other facility, location, or other site under the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) or other Environmental Laws.

(d) Except for such use or storage of Hazardous Substances as is incidental to the conduct of the Business, which use and storage is or has been in compliance with Environmental Laws, and which use and storage has not, caused any condition that requires Remedial Action, no Real Property has been used by the Seller for the storage, treatment, generation, processing, production or disposal of any Hazardous Substances or as a landfill or other waste disposal site, in any case in violation of any Environmental Law as would reasonably be expected to have a Material Adverse Effect.
(e) No underground storage tanks are, or to the Knowledge of the Seller or the Company have ever been, located on or under any Real Property.
(f) There are no pending, unresolved or, to the Knowledge of the Seller or the Company, threatened claims against the Company for investigatory costs, cleanup, removal, remedial or response costs, or natural resource damages arising out of any Releases or threat of Release of any Hazardous Substances at any Real Property or, as of the date of this Agreement, with respect to the Company or at any other facility, location, or other site.
(g) No polychlorinated biphenyls (“PCBs”) or friable asbestos-containing materials are located at or in any Real Property in amounts or condition that would reasonably be expected to result in liability under Environmental Laws as would reasonably be expected to have a Material Adverse Effect.
(h) No Hazardous Substance managed or generated by or on behalf of the Company on Real Property owned by the Company or in connection with the Business has come to be located at any site that is listed or formally proposed for listing under the Comprehensive Environmental Response, Compensation and Liability Information System (“CERCLIS”) list, or any similar state list or that is the subject of federal, state, or local enforcement actions or investigations.
(i) The Seller and the Company have provided Buyer with copies of, or made available to the Buyer, all written environmental audits relating to the compliance of the Business with Environmental Laws and all written investigation or remediation reports relating to the condition of the Real Property of which they have custody or control prepared within the past five (5) years.
(j) Except as set forth on Schedule 3.14:
(i) The Company is and has been for the past three (3) years in full compliance with all federal and state primary drinking water standards, except for such non-compliance that would not reasonably be expected to have a Material Adverse Effect;
(ii) The Company is and has been for the past three (3) years in full compliance with all federal and state secondary drinking water standards, except for such non-compliance that would not reasonably be expected to have a Material Adverse Effect; and
(iii) As to any outstanding material violations of Environmental Laws, including federal or state primary or secondary drinking water standards, the Company has substantially completed or is in the process of completing, in accordance with all applicable deadlines, all actions required by applicable Environmental Laws to correct or otherwise respond to such violations.

(k) Except as set forth on Schedule 3.14, the Company is not and has not been required by applicable Environmental Laws to place any notice or use restriction arising out of the presence of Hazardous Substances in the deed to any Real Property and no Real Property has any such notice or use restrictions in its deed.
For the purposes of this Section 3.14: (A) “Remedial Action” means all actions required by any Governmental Authority to (x) clean up, remove, treat or in any other way respond to any presence, Release or threat of Release of Hazardous Substances; (y) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Substances so it does not endanger or threaten to endanger public or employee health or welfare or the environment; or (z) perform studies, investigations or monitoring necessary or required to investigate the foregoing; (B) “Environmental Laws” means any federal, state or local law, statutes, rule, regulation, ordinance, code, judgment or order relating to the protection of the environment or, as relating to exposure to Hazardous Substances, human health and safety and includes, but is not limited to, CERCLA (42 U.S.C. § 9601, et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Safe Drinking Water Act of 1990 (33 U.S.C. § 2701 et seq.), the Maine Hazardous Waste, Septage and Solid Waste Management Act (Title 38, Chapter 13), Uncontrolled Hazardous Substance Sites (Title 38, Chapter 13-B), the Maine Asbestos Law (38 MRSA §1271 — §1284), Reporting & Disclosure Requirements establishing the requirements for reporting to the Maine Department of Environmental Protection if contamination is present at a property (38 MRSA 343-F), and Maine Underground Oil Storage Facilities and Groundwater Protection (38 MRSA § 561 et seq. — Subchapter 2-B), each as it has been interpreted or amended as of the Closing Date and the regulations promulgated pursuant thereto and in effect as of the Closing Date; and (C) “Released” means released, spilled, leaked, discharged, disposed of, pumped, poured, emitted, emptied, injected, leached, dumped or allowed to escape.
3.15 Employee and Labor Relations. Except as set forth on Schedule 3.15 hereto:
(a) the Company is not a party to any collective bargaining agreement, side letter, memorandum of understanding or other written agreement with a labor organization;
(b) there is no existing labor strike, work stoppage or slow down by the Employees (including, without limitation, any organizational drive);
(c) there is no existing representation petition respecting the Employees;
(d) the Company has no outstanding commitment or agreement to institute any general wage or salary increase for any class or category of its Employees other than in the ordinary course of business and consistent with past practice; and
(e) the Seller and the Company have no “established past practices” with respect to the Employees the result of which would be to make their employment other than terminable at will.
3.16 Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Seller or the Company who might be entitled to any fee or commission from the Buyer or the Company, upon consummation of the transactions contemplated by this Agreement.

3.17 Regulation as a Utility. The Company is regulated as a public utility in Maine. The Company is not subject to regulation as a public utility or public service company (or similar designation) by any other state in the United States, by the United States or any agency or instrumentality of the United States, or by any foreign country.
3.18 Insurance. Schedule 3.18 sets forth a true and complete list of all current policies or binders of fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, directors and officers’ liability, fiduciary liability and other casualty and property insurance maintained by the Seller or its Affiliates (including the Company) and relating to the assets, business, operations, Employees, officers and directors of the Company (collectively, the “Insurance Policies”) and true and complete copies of all such Insurance Policies have been made available to the Buyer. Except as set forth on Schedule 3.18, such Insurance Policies are in full force and effect and shall remain in full force and effect through the Closing Date. Except as set forth on Schedule 3.18, the Seller has provided notice of each of the open matters set forth on Schedule 3.10(a) to the insurance carriers for the applicable insurance policies maintained by the Seller for the benefit of the Company, and the Seller has not received a written denial of coverage notice from the insurance carriers for such policies with respect to such matters.
3.19 Intellectual Property. The Company owns or has adequate rights to use all material trademarks, trade names, patents, service marks, brand marks, brand names, computer programs, databases, industrial designs and copyrights used in the operation of the Business (collectively, the “Company Intellectual Property”). All of the Company Intellectual Property owned by the Company is free and clear of any and all encumbrances, other than those contained in the license agreements for any such Company Intellectual Property. To the Knowledge of the Seller, the use of the Company Intellectual Property by the Company does not infringe upon, violate or constitute a misappropriation of any right, title or interest in any intellectual property right (including, without limitation, any trademark, trade name, patent, service mark, brand mark, brand name, computer program, database, industrial design or copyright) of any other Person, and the Company has not received written notice of any claim that any of the Company Intellectual Property is invalid or infringes the asserted rights of any other Person, and, to the Knowledge of the Seller, the Company Intellectual Property owned by the Company has not been used or enforced or has failed to be used or enforced in a manner that would reasonably be expected to result in the abandonment, cancellation or unenforceability of any of such Company Intellectual Property, except for such conflicts, infringements, violations, interferences, claims, invalidity, abandonments, cancellations or unenforceability that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
3.20 Property; Franchises. The Company owns or has sufficient rights and consents to use under existing franchises, easements, leases, and license agreements all properties, rights and assets necessary for the conduct of the Business as currently conducted, except where the failure to own or have sufficient rights and consents to use such properties, rights and assets would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company is duly authorized and franchised by the State of Maine to carry on its utility operations as presently being conducted and such franchise is unlimited as to time and is not subject to any restrictions which would have a Material Adverse Effect. Except as set forth on Schedule 3.20, since December 31, 2007, no state regulatory body has denied the request of the Company to include in rate base for recovery any asset then in utility service in the amount of $100,000 or more.

3.21 Condition of Assets. Except as set forth on Schedule 3.21, the buildings, machinery, equipment, tools, furniture, improvements and other fixed tangible assets of the Business, including the assets comprising the Water System, taken as a whole, are in serviceable operating condition and repair in all material respects, reasonable wear and tear excepted and the assets comprising the Water System, taken as a whole, are fit for their intended purpose and conform to all restrictive covenants, applicable laws, regulations and ordinances relating to their construction, use and operation, except where the failure to comply with the foregoing would not reasonably be expected to have a Material Adverse Effect.
3.22 All Assets. Except as set forth on Schedule 3.22, the Company owns or has rights to, and will provide to the Buyer at the Closing, all assets, rights, facilities, properties, contracts, books, records and other data necessary for the continued conduct of the Business by the Buyer substantially in the manner as it was conducted prior to the Closing Date. The tangible assets reflected on the Interim Balance Sheet are all of the material assets used in the past year in the conduct of the Business, except for additions and dispositions thereto in the ordinary course of business.
3.23 Product Liability. Except as disclosed on Schedule 3.23 and except for those liabilities which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, there is no pending or, to the Knowledge of the Seller or the Company, threatened in writing, action, suit, proceeding, investigation or arbitration (a) with respect to any product liability or similar claim that relates to any product or service sold by the Company to others or (b) with respect to any claim for the breach of any express or implied product warranty or a similar claim with respect to any product or service sold by the Company to others.
3.24 Transactions with Affiliates. Except as set forth on Schedule 3.24, (a) no shareholder, officer, director, manager, member or Affiliate of the Seller or the Company has any interest in (i) any Contract with the Company, (ii) any loan or Contract for or relating to any indebtedness with the Company (as a lender, guarantor or otherwise), or (iii) any property (real, personal or mixed), tangible or intangible, used by the Company, and (b) no shareholder, officer, director, manager, member or Affiliate of the Seller or the Company is the direct or indirect owner, of record or as a beneficial owner, of an equity interest or any other financial or profit interest in any Person that is a present competitor, supplier, or lessor of the Company (other than non-affiliated holdings in publicly held companies).
3.25 Books and Records. Since January 1, 2006, the books and records of the Company and the accounts of the Company reflect in all material respects the transactions, assets and liabilities of the Company. Since January 1, 2006, the Company has not engaged in any material transaction, maintained any bank account, or used any of its funds in the conduct of the Business except for transactions, bank accounts and funds that have been and are reflected in the books and records of the Company.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE BUYER
The Buyer hereby represents and warrants to the Seller as follows:
4.1 Corporate Status. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Connecticut.
4.2 Authorization and Enforceability. The Buyer has the requisite power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and to perform the transactions contemplated hereby and thereby. Such execution, delivery and performance by the Buyer has been duly authorized by all necessary corporate action. Each Transaction Document to which the Buyer is a party has been duly executed and delivered by the Buyer and, assuming the due authorization, execution and delivery by each of the other parties thereto, constitutes a valid and legally binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms except as the same may be limited by the Bankruptcy and Equity Exceptions. As of the Closing Date, each of the other Transaction Documents to which the Buyer is a party will be duly executed and delivered by the Buyer and, assuming the due authorization, execution and delivery by each of the other parties thereto, will constitute the valid and legally binding obligation of the Buyer enforceable against the Buyer in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.
4.3 Consents and Approvals.
(a) Except for the consents specified on Schedule 4.3, neither the execution and delivery by the Buyer of the Transaction Documents to which it is a party, nor the performance by the Buyer or the Company of the transactions contemplated hereby, will (i) violate or conflict with any provision of law, rule, regulation, stipulation, injunction, charge or other restriction to which the Buyer is subject, (ii) violate or conflict with any order, judgment, injunction, award or decree applicable to the Buyer, or (iii) violate or conflict with the certificate of incorporation, bylaws or other similar governing documents of the Buyer.
(b) The execution, delivery and performance by the Buyer of this Agreement and the consummation by the Buyer of the transactions contemplated hereby do not require any consent from or filing with any Person or Governmental Authority or official except for (i) any consent or filing that the Seller is required to obtain or make; (ii) filings by the Buyer (with the cooperation of the Seller and the Company) with any PUCs, each of which is identified on Schedule 4.3; and (iii) consents and filings which, if not obtained or made, will not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Buyer or prevent or render impracticable the consummation of the transactions contemplated hereunder.
4.4 Investment Intent. The Shares are being acquired by the Buyer solely for its own account, for investment and not with a view to any distribution thereof that would violate the Securities Act of 1933, as amended (the “Securities Act”), or the applicable state securities laws of any state; and the Buyer will not distribute the Shares in violation of the Securities Act, or the applicable state securities laws of any state.

4.5 Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Buyer who might be entitled to any fee or commission from the Seller or the Company, upon consummation of the transactions contemplated by this Agreement.
4.6 Litigation. There is no action, suit, proceeding, investigation, grievance proceeding or arbitration pending or, to the knowledge of the Buyer, threatened in writing against or affecting the Buyer before any Governmental Authority or official which (a) in any manner challenges or seeks to prevent, enjoin, alter or delay the consummation of the transactions contemplated by this Agreement, or (b) would reasonably be expected to have a material adverse effect on the ability of the Buyer to perform its obligations under this Agreement.
4.7 Solvency. The Buyer is, and after giving effect to the transactions contemplated hereby will continue to be, Solvent. For purposes of this Agreement, “Solvent” means, with respect to the Buyer, that (a) the sum of the assets, at a fair valuation, of the Buyer and its subsidiaries (on a consolidated basis) and of each of them (on a stand-alone basis) will exceed their respective liabilities, (b) each of the Buyer and its subsidiaries (on a consolidated basis) and each of them (on a stand-alone basis) has not incurred and does not intend to incur, and does not believe that it will incur, debts or other liabilities beyond its ability to pay such debts and other liabilities as such debts and other liabilities mature or become due, and (c) each of the Buyer and its subsidiaries (on a consolidated basis) and each them (on a stand-alone basis) has sufficient capital with which to conduct its business.
ARTICLE V
COVENANTS
5.1 Conduct of Business. From and after the date of this Agreement and pending the Closing Date, except with the consent of the Buyer (which shall not be unreasonably withheld) or as set forth on Schedule 5.1 or as otherwise specifically permitted by this Agreement, the Seller will take such action as may be necessary to ensure that the Company will not (a) engage in any practice, take any action or enter into any material transaction outside the ordinary course of business, and (b) fail to use its commercially reasonable efforts to maintain all current business relationships of its Business consistent with past practice.
5.2 Corporate Actions. From and after the date of this Agreement and pending the Closing Date, except (i) as otherwise specifically permitted by this Agreement or (ii) with the prior written consent of the Buyer (which shall not be unreasonably withheld), the Seller will take such action as may be necessary to ensure that the Company will not take or permit any of the following actions:
(a) amend its articles of incorporation or bylaws;

(b) issue, sell or otherwise dispose of any of its capital stock or other securities, accept any capital contribution or create or suffer to be created any encumbrance thereon, or create, sell or otherwise dispose of any options, rights, conversion rights or other agreements or commitments of any kind relating to the issuance, sale or disposition of any of its capital stock or other equity securities;
(c) reclassify, split up or otherwise change any of its capital stock or other equity securities;
(d) declare or pay any dividend on, or make any other distribution with respect to any share or shares of its capital stock or other equity securities other than in the ordinary course of business and consistent with past practice, or fail to pay or make any such dividends or distributions, consistent with past practice;
(e) other than in the ordinary course of business and consistent with past practice, transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any material property or assets;
(f) by any means, make any acquisition of, or investment in, assets (other than in the ordinary course of business and consistent with past practice) or capital stock (whether by way of merger, consolidation, tender offer, share exchange or other activity) in any transaction or any series of transactions (whether or not related);
(g) other than in the ordinary course of business and consistent with past practice, (i) modify, amend, or terminate any material Contract, (ii) waive, release, relinquish or assign any material Contract (or any of the material rights of the Company thereunder), right or claim, (iii) cancel or forgive any indebtedness owed to the Company in an amount aggregating in excess of $10,000, or (iv) fail to use commercially reasonable efforts, consistent with past practice, to collect any indebtedness or accounts receivable owed to the Company;
(h) (i) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or other similar reorganization of the Company, or (ii) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates, other than in the ordinary course of business and consistent with past practice;
(i) other than in the ordinary course of business and consistent with past practice or as agreed to by the Buyer and after providing notice to the Buyer of such action, (i) hire any additional employees, either full- or part-time (subject to the transfers referred to in the list of Employees provided by the Seller to the Buyer pursuant to Section 5.9(a)); (ii) enter into or amend any employment, severance or special pay arrangement with respect to the termination of employment or other similar contract, agreement or arrangement with any director or officer or other employee; (iii) terminate, establish, adopt, enter into, make any new grants or awards under, amend or otherwise modify any Benefit Plans; (iv) voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or (v) increase the salary, wage, bonus or other compensation of any Employees except, in each case, for (A) grants or awards, including incentive bonuses, or increases occurring in the ordinary and usual course of business (which shall include normal periodic performance reviews and related compensation and benefit increases consistent with past practice with respect to Employees), (B) annual reestablishment of Benefit Plans, or (C) actions necessary to satisfy existing contractual obligations under Benefit Plans or agreements existing as of the date of this Agreement or applicable law;

(j) fail to maintain insurance in such amounts and against such risks and losses as are consistent with the insurance maintained by the Company or for the benefit of the Company in the ordinary course of business and consistent with past practice;
(k) except in the ordinary course of business and consistent with past practice or as may be required by applicable law or changes in GAAP, change any accounting principle, practice or method in a manner that is inconsistent with past practice or inconsistent with GAAP;
(l) except as may be required by law (including, without limitation, pursuant to existing consent orders listed on Schedule 3.14), make capital expenditures other than in the ordinary course of business and consistent with past practice (i) not in accordance with Schedule 5.2(l) or (ii) in any calendar year in excess of 105% of the aggregate amount budgeted by the Company in such year as set forth on Schedule 5.2(l), and in any event the Seller shall provide to the Buyer a notice on or prior to the thirtieth (30th) day following the end of each calendar quarter commencing after the date of this Agreement setting forth the Company’s capital spending for the prior calendar quarter;
(m) incur or guarantee any indebtedness for borrowed money or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person other than (i) short-term indebtedness and “keep well” or similar assurances for the benefit of customers, in each case in the ordinary course of business consistent with past practice; or (ii) in connection with the refunding of existing indebtedness at a lower cost of funds;
(n) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice (which includes the payment of final and unappealable judgments) or in accordance with their terms, of liabilities reflected or reserved against in, or contemplated by, the Annual Financial Statements (or the notes thereto), or incurred in the ordinary course of business consistent with past practice;
(o) (i) make or rescind any express or deemed material election relating to Taxes, (ii) except as set forth on Schedule 5.2(o), settle or compromise any material claim, audit, dispute, controversy, examination, investigation or other proceeding relating to Taxes that affects the Company after the Closing, (iii) materially change any of its methods of reporting income or deductions for federal income Tax purposes from those employed in the preparation of its federal income Tax Return and state Tax Returns for the taxable year ending December 31, 2010, except as may be required by a change in applicable law after the date of this Agreement, (iv) file any material Tax Return other than in a manner consistent with its federal income Tax Return and state Tax Returns for the taxable year ending December 31, 2010, (v) change its fiscal year, (vi) make or rescind any material Tax election, or (vii) take any action relating to the filing of any Tax Return or the payment of any Tax that would have the effect of increasing the Tax liability of the Company for any period after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date;
(p) subject to applicable law and except for nonmaterial filings in the ordinary course of business consistent with regulatory orders or past practice or changes consistent with existing regulatory orders, (i) fail to consult with the Buyer prior to implementing any changes in the Company’s rates or charges (other than automatic cost pass-through rate adjustment clauses), standards of service or accounting, or (ii) fail to deliver to the Buyer a copy of each such filing at least three (3) days prior to the filing or execution thereof so that the Buyer may comment thereon; or
(q) authorize or enter into an agreement to do anything prohibited by the foregoing.

5.3 Access. During the period from the date of this Agreement to the Closing Date, the Seller will cause the Company to permit representatives of the Buyer to have reasonable access at all reasonable times during normal business hours to the personnel, facilities, books and records of the Company as the Buyer and its representatives may reasonably request in connection with the transactions contemplated by this Agreement; provided, however, that such access does not interfere with the normal business operations of the Company and subject to any limitations that are reasonably required to preserve any applicable attorney-client privilege. The Seller or the Company are under no obligation to disclose to the Buyer any information, the disclosure of which is restricted by contract or applicable law, and the grant of such access does not include access to conduct any environmental sampling or testing without the Seller’s prior written consent.
5.4 Consents. Each of the parties hereto shall use commercially reasonable efforts to (a) obtain, as promptly as practicable, all consents, authorizations, approvals and waivers required in connection with the consummation of the transactions contemplated by this Agreement under any federal, state, local or foreign law or regulation, (b) lift or rescind any injunction or restraining order or other order adversely affecting the ability of the parties hereto to consummate the transactions contemplated hereby, and (c) effect all necessary registrations and filings including, but not limited to, submissions of information requested by any Governmental Authority. With respect to any threatened or pending preliminary or permanent injunction or other order, decree, ruling, statute, rule, regulation or executive order that would adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby, the parties hereto further covenant and agree, to respectively use their commercially reasonable efforts to prevent the entry, enactment or promulgation thereof, as the case may be.
5.5 Filing; Other Actions. Each of the Seller and the Buyer agree to file, or cause to be filed, all necessary documentation with the appropriate Governmental Authorities as soon as practicable to obtain all consents required by any Governmental Authorities to consummate the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, the Buyer, with the prior written consent of the Seller, agrees to file, as soon as reasonably practicable after the date of this Agreement, all filings with PUCs identified on Schedule 3.3(c), and the Seller agrees to cooperate in making such filings. The Seller and the Buyer further agree to use their commercially reasonable efforts to comply promptly with and, when appropriate, to respond in cooperation with each other to, all requests or requirements which applicable federal, state, local, foreign or other applicable law or Governmental Authorities may impose on them with respect to the transactions which are the subject of this Agreement; provided, that nothing in this Section 5.5 shall require the Buyer, the Seller or their respective Affiliates to sell, hold, separate or otherwise dispose of or take any action or suffer an event to exist if such sale, holding, separation, disposition, action or event would reasonably be expected to have a material financial impact on the Buyer, the Seller, or their respective Affiliates that is not reasonably acceptable to the Buyer or the Seller, as the case may be.
5.6 Further Assurances. Upon the terms and subject to the conditions herein provided, each of the parties hereto agrees to use commercially reasonable efforts to take or cause to be taken all action, to do or cause to be done, and to assist and cooperate with the other party hereto in doing, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective, the transactions contemplated by this Agreement, including, but not limited to, (a) the satisfaction of the conditions precedent to the obligations of any of the parties hereto, and (b) the execution and delivery of such instruments, and the taking of such other actions as the other party hereto may reasonably require in order to carry out the intent of this Agreement.

5.7 Payment of Expenses; Transfer Taxes. Except as otherwise provided herein, each of the parties hereto shall pay its own costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby. All transfer, documentary, sale, use, registration, value-added and other similar Taxes and related amounts (including any penalties, interest and additions) incurred in connection with this Agreement and the transactions contemplated hereby (and not any Taxes based upon income, profits, payroll or other similar Taxes) shall be paid equally by the Buyer and the Seller.
5.8 Publicity. Each of the parties hereto agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any of them without the prior consent (which consent shall not be unreasonably withheld) of the Seller (in the case of the Buyer) or the Buyer (in the case of the Seller), except as such release or announcement may be required by law or the rules or regulations of any United States or foreign securities exchange.
5.9 Employee Matters.
(a) Employees. The Buyer agrees to continue the employment immediately following the Closing Date of each person who is employed by the Company on the Closing Date (collectively, the “Employees”). The Seller has provided the Buyer with a list (which shall be updated by the Seller on the Closing Date) setting forth the name of each Employee, and his or her current rate of pay, position and date of hire, and in the case of those Employees on disability leave, military service or leave of absence, the period of, or cause for, such leave. Notwithstanding the foregoing, nothing in this Agreement shall cause any Employee to be other than an employee at will and nothing expressed or implied in this Agreement will obligate the Buyer to provide continued employment to any individual Employee for any specified period of time following the Closing Date. After the Closing, the Buyer will be the sole judge of the number, identity and qualifications of employees necessary for the conduct of its business operations and reserves the right to take any personnel action it deems necessary or appropriate with respect to the Employees. Except as otherwise provided in this Section 5.9, and as may be required under any Benefit Plan or applicable law, the Buyer shall be under no obligation to provide or continue any Benefit Plan or any other plan or arrangement after the Closing Date and may amend or terminate any such plan or arrangement in whole or in part and may modify any provision thereof, subject to any applicable limitations under the terms of such Benefit Plans or under applicable law.
(b) COBRA Benefits. On and after the Closing Date, the Buyer and the Company shall have responsibility for all COBRA obligations related to the Employees who are employed by the Company on and after the Closing Date and their qualified beneficiaries that arise as a result of a COBRA qualifying event occurring after the Closing Date. The Seller shall have responsibility for all COBRA obligations for all individuals who are “M&A qualified beneficiaries.” An M&A qualified beneficiary, as defined in Treasury Regulation Section 54.4980B-9, Q&A-4(b), is a qualified beneficiary for COBRA purposes whose qualifying event occurred prior to or in connection with the transaction contemplated by this Agreement and who is, or whose qualifying event occurred in connection with, a covered employee whose last employment prior to the qualifying event was with the Company.

(c) Buyer Obligation for Employment Terms and Benefits.
(i) Employment Terms and Benefits. The Buyer shall cause the Company to provide, from the Closing Date until at least one (1) year following the Closing Date, to each Employee who is employed by the Company on and after the Closing Date a base salary and bonus opportunity at the same level or greater than such Employee’s base salary and bonus opportunity as in effect on the day before the Closing Date. The Employees as of the Closing Date who are employed by the Company shall immediately following the Closing Date be provided with benefits for a period of at least one (1) year that are no less favorable, in the aggregate, than those provided to the Employees by the Seller or the Company immediately prior to the Closing Date. For a period of at least one (1) year following the Closing Date, the Buyer shall cause the Company to provide retiree medical and, if applicable under the terms of the current Retiree Medical and Life Insurance Plan for Consumers Water Employees (the “Seller Retiree Welfare Plan”), life insurance benefits for retirees of the Company on the Closing Date and for Employees of the Company who if they were to retire would be eligible for such retiree welfare benefits on the Closing Date at the same cost and at the same level as provided on the day prior to the Closing Date; provided, that nothing in this Agreement or in such retiree welfare benefit plan shall require any such benefits to continue beyond such one (1) year period.
(ii) Prior Service and Other Credits. With respect to any employee benefit plan, program or policy that is made available by the Buyer or the Company to the Employees on and after the Closing Date (the “Buyer Plans”): (A) all periods of service with the Company or any ERISA Affiliate, or any predecessor entity of either, by any such Employee prior to the Closing Date shall be credited for eligibility, participation, vesting, and benefit calculation purposes, under the Buyer Plans; (B) with respect to any Buyer Plans which are welfare plans as defined in Section 3(1) of ERISA to which such Employee may become eligible, the Buyer shall cause such Buyer Plans to provide credit for the year in which the Closing occurs for any co-payments, deductibles, maximum out-of-pocket payments by such Employees, and to waive all pre-existing condition exclusions and waiting periods; and (C) with respect to any Buyer Plan to which such Employee may become eligible and which provides flexible spending accounts, the Buyer shall cause such Buyer Plan to provide credit for the year in which the Closing occurs for the Employee’s flexible spending account balances under the Seller’s Plan and the Seller shall transfer to the Buyer the amounts of such account balances. The Seller shall provide the Buyer with complete and accurate records of such flexible spending account balances as of the Closing Date no later than the tenth (10th) Business Day following the Closing Date. The Buyer shall cause the Company to recognize and assume liability for vacation days and sick leave previously accrued and reserved for by the Company as of the Closing Date.
(iii) Claims Prior to Closing Date. All claims incurred under any welfare plan as defined in Section 3(1) of ERISA maintained by the Seller or the Company prior to the Closing Date shall be paid by the Seller’s plan. The Buyer shall be responsible for all liabilities relating to, arising out of or resulting from such claims on or after the Closing Date. For purposes hereof, a claim is deemed incurred when the services that are the subject of the claim are performed; in the case of life insurance, when the death occurs; and in the case of a hospital stay with respect to inpatient facility claims only (and not with respect to (A) professional claims even if related to such inpatient facility claims or (B) any outpatient facility claims), when the person first enters the hospital.

(d) Transfer of Plan Obligations.
(i) Pension Plan.
(A) On the Closing Date or within one hundred twenty (120) days thereafter, the Seller shall cause to be transferred in cash from the Retirement Income Plan for Aqua America, Inc. and Subsidiaries (the “Seller’s Pension Plan”) to an existing defined benefit plan designated by the Buyer or to a defined benefit plan established by the Buyer or which the Buyer causes the Company to establish (the “Buyer’s Pension Plan”), that portion of assets and liabilities of the Seller’s Pension Plan attributable to the accrued benefits of those participants in the Seller’s Pension Plan who are active Employees or former employees (including retirees) of the Company, or are beneficiaries or alternate payees of such active or former employees of the Company, other than those for whom an annuity has been purchased (referred to jointly herein as the “Pension Participating Employees”). The amount of such assets and liabilities shall be determined as of the Closing Date in accordance with Code Section 414(l) and Section 4044 of ERISA (without regard to any de minimis rules) as certified by the actuaries for the Seller’s Pension Plan (“Seller’s Actuary”) as of the Closing Date and agreed to by Hooker & Holcombe, Inc., actuaries for the Buyer (“Buyer’s Actuary”), which agreement shall not be unreasonably withheld. The amount shall be determined based upon the actuarial assumptions and procedures that would be used by the Pension Benefit Guaranty Corporation in determining whether the applicable plan may terminate in a standard termination. This amount shall be referred to as the “414(l) Amount.” In the event that the Seller’s Actuary and the Buyer’s Actuary are unable to agree upon the amount of assets to be transferred as provided above, then a third-party, independent actuary shall be selected by mutual agreement of the Seller and the Buyer and the determination of such amount by such third-party actuary shall be final and binding upon the parties to this Agreement. The fees and expenses of such third-party actuary shall be paid equally by the Buyer and the Seller. The Buyer shall cause the Buyer’s Pension Plan to be amended to provide provisions identical to those under the Seller’s Pension Plan that apply to the Pension Participating Employees, subject nevertheless to the Buyer’s ability to amend or terminate such provisions or the Plan. At least fifteen (15) days prior to the Closing Date, the Seller shall provide, or shall cause the Company to provide, a notice to each Pension Participating Employee who is required to get such notice regarding the cessation of benefit accruals under the Seller’s Pension Plan as of the Closing Date in accordance with Code Section 4980F and the regulations thereunder and the transfer of his or her accrued benefit to the Buyer’s Pension Plan following the Closing Date. The establishment or amendment of the Buyer’s Pension Plan and transfer of assets and liabilities hereunder are subject to all applicable notice requirements and required governmental approvals, if any, including, without limitation, the filing by both the Buyer and the Seller of Form 5310-A at least thirty (30) days prior to the transfer.
(B) For purposes of accomplishing the transfer of assets contemplated by the preceding paragraph, the Seller shall cause the trustee of the trust under the Seller’s Pension Plan to segregate in cash within such trust as of the Closing Date an amount equal to the Seller’s Actuary’s estimate of the 414(l) Amount and to invest such segregated amount in the short term investment fund used for such trust (“STIF”) pending transfer to the trust under the Buyer’s Pension Plan. At the time of transfer of assets to the trust of the Buyer’s Pension Plan, the Seller shall cause the transfer of such segregated assets and STIF earnings thereon in cash, but adjusted as necessary such that the total amount transferred shall equal the total of (i) the actual 414(l) Amount determined in accordance with the provisions of the preceding paragraph and (ii) an amount equal to the investment experience of an amount equal to such actual 414(l) Amount invested in the STIF from the Closing Date to the date of transfer, less any benefit payments to Pension Participating Employees and an allocable portion of the usual fees and expenses ordinarily charged to the trust assets in accordance with the terms of the Seller’s Pension Plan and the trust therefor. Between the Closing Date and the date on which the asset transfer contemplated by this Section 5.9(d) is effectuated, the Seller shall administer the Seller’s Pension Plan with respect to the Pension Participating Employees at the Seller’s sole cost and expense, except with respect to the usual fees and expenses referred to in the preceding sentence. Subject to, and upon the effectiveness of, the asset transfer contemplated by this Section 5.9(d), the Buyer’s Pension Plan shall assume all liabilities for all accrued benefits, including ancillary benefits and all aspects of plan administration, under the Seller’s Pension Plan in respect of all Pension Participating Employees. The Company shall cease being a participating company in the Seller’s Pension Plan and employer contributions to the Seller’s Pension Plan shall cease on the Closing Date for all Pension Participating Employees. The Buyer will, or will cause the Company to, give all Pension Participating Employees full credit for purposes of eligibility, vesting, and determination of the level of benefits under the Buyer’s Pension Plan for such Pension Participating Employees’ service with the Company or the Seller to the same extent recognized by the Company under the terms of the Seller’s Pension Plan immediately prior to the Closing Date. Nothing herein or elsewhere in this Agreement shall require, or shall be construed to require, the Buyer to cover Employees of the Company in Buyer’s Pension Plan who were not eligible to participate in Seller’s Pension Plan.

(C) To effectuate such transfer, the Buyer shall deliver to the Seller as soon as practicable, but in no event later than ninety (90) days after the Closing Date, (i) a copy of the Buyer’s Pension Plan and any amendment necessary to effectuate the receipt of the transfer of the assets and assumption of benefit liabilities attributable to the accrued benefits of Pension Participating Employees; (ii) a copy of the trust agreement for the Buyer’s Pension Plan; and (iii) the most recent favorable determination letter from the IRS with respect to the Buyer’s Pension Plan. The responsibility of administration of the Buyer’s Pension Plan shall be the responsibility of the Buyer as of the date of transfer.
(D) In the event that the 414(l) Amount, as determined in accordance with the provisions of this Section 5.9(d), is greater than the fair value of the assets allocable to the Pension Participating Employees as of the Closing Date for purposes of Financial Accounting Standards Board Accounting Standards Codification 715, as determined in accordance with the Seller’s historical allocation methodology consistently applied (the “ASC 715 Amount”), the Purchase Price shall be increased by an amount (hereinafter, the “Pension Required Funding Differential”) equal to such excess. The determination of the ASC 715 Amount shall be subject to the agreement of the Buyer’s Actuary in a manner similar to the determination of the 414(l) Amount in Section 5.9(d)(i)(A). Such agreement shall not be unreasonably withheld, and in the event the Seller’s Actuary and the Buyer’s Actuary are unable to agree, a third-party, independent actuary shall be selected by mutual agreement of the Seller and the Buyer. The determination of the ASC 715 Amount by such third-party actuary shall be final and binding upon the parties to this Agreement. The fees and expenses of such third-party actuary shall be paid equally by the Buyer and the Seller.
(ii) Disability. The Seller shall retain liability for long-term disability benefits payable to Employees who as of the Closing Date are receiving long-term disability benefits or who as of the Closing Date are eligible to receive, or following the expiration of any applicable elimination period, will be eligible to receive long-term disability benefits. The Seller shall be liable for payment of all sick leave, short-term disability and workers’ compensation claims payable to an Employee through the Closing Date, and the Buyer shall be responsible thereafter. The Buyer agrees to honor the reemployment rights of Employees absent from employment on the Closing Date due to sick leave, short- or long-term disability or workers’ compensation. The Seller agrees to provide the Buyer on or before the Closing Date with a schedule listing such Employees absent from employment on the Closing Date due to sick leave, short- or long-term disability or workers’ compensation.

(iii) Retiree Welfare Plan. The Seller shall be liable for payment of all claims under the Seller Retiree Welfare Plan for expenses incurred under the Seller Retiree Welfare Plan prior to the Closing Date (whether or not such claims are submitted prior to the Closing Date) by retirees of the Company and their covered dependents. The Buyer shall, or shall cause the Company to, provide retiree medical benefits for expenses incurred after the Closing Date and, if applicable under the Seller Retiree Welfare Plan, life insurance benefits, either under an existing plan designated by the Buyer or under a new plan to be established by the Company. On the Closing Date or within one hundred twenty (120) days thereafter, the Seller shall cause to be transferred in cash from the trust maintained pursuant to Code Section 501(c)(9) (the “Seller’s VEBA”) with respect to the Seller Retiree Welfare Plan to a VEBA established for this purpose or to a subaccount of an existing VEBA as designated by the Buyer (the “Allocable VEBA Assets”). The Allocable VEBA Assets shall equal the Accumulated Post-Retirement Benefit Obligation (the “APBO”) for the retirees and Employees of the Company as a percentage of the APBO for the entire Seller Retiree Welfare Plan multiplied by the total fair market value of the Seller’s VEBA as of the last day of the month prior to the Closing Date, adjusted for interest at LIBOR and reduced by benefit payments and increased by contributions through the Closing Date. The APBO for purposes of the calculation shall be the APBO calculated as of the most recent fiscal year end. The total aggregate fair market value of the Seller’s VEBA shall be further adjusted to include any assets transferred from the Seller’s VEBA, or exclude any assets transferred to the Seller’s VEBA, between fiscal year end and the Closing Date for purposes of any corporate acquisition or disposition transaction separate from this Agreement. The Allocable VEBA Assets will be calculated as of the Closing Date by the actuaries for the Seller Retiree Welfare Plan. The Buyer agrees to use the transferred assets only for retiree welfare benefits for Employees and retirees of the Company.
(e) 401(k) Plan.
(i) As soon as reasonably practicable after the Closing Date, but in no event later than ninety (90) days after the Closing Date, the Buyer shall designate an existing defined contribution 401(k) plan and trust of the Buyer qualifying under Code Section 401(a) and Code Section 501(a) or shall have established (or shall have caused the Company to establish) one or more qualified defined contribution 401(k) plans and a related trust or trusts thereunder intended to qualify under Section 401(a) and Code Section 501(a) (the “Buyer’s 401(k) Plan”) to receive the direct rollovers contemplated by clause (ii) below. The Buyer’s 401(k) Plan provides, or the Buyer shall cause the Buyer’s 401(k) Plan to be amended to provide, (A) for acceptance of all such direct rollovers in cash from the Aqua America, Inc. 401(k) Plan (the “Seller’s 401(k) Plan”), and also including, provision for acceptance of the direct rollover of notes representing plan loans to participants, (B) for 100% vesting of all such rollover accounts and all income earned on such rollover accounts, and (C) for recognition for all purposes under the Buyer’s 401(k) Plan all service that was recognized under the Seller’s 401(k) Plan. In no event, however, shall the Buyer assume the sponsorship of the Seller’s 401(k) Plan or accept a transfer of assets and liabilities from the Seller’s 401(k) Plan to the Buyer’s 401(k) Plan. In addition, notwithstanding the foregoing, the Buyer’s 401(k) Plan shall not be required to accept rollovers of Roth 401(k) contributions and any earnings thereon from the Seller’s 401(k) Plan.
(ii) The Seller’s 401(k) Plan provides, or the Seller shall cause the Seller’s 401(k) Plan to be amended to provide, (A) for 100% vesting of all accounts of Employees under the Seller’s 401(k) Plan and of all income earned on such accounts, (B) that a distribution from the Seller’s 401(k) Plan may be made on account of a bona fide severance from employment under Code Section 401(k)(2)(B)(i)(I), and (C) that all Employees participating in the Seller’s 401(k) Plan shall have the option to either receive a distribution from or retain their account balance in the Seller’s 401(k) Plan, unless the account balance can be cashed out without the consent of the participant pursuant to Code Section 411(a)(11).
(iii) At the Closing, in accordance with the terms of the Seller’s 401(k) Plan, the Company shall cease being a participating company in the Seller’s 401(k) Plan and both employer and employee contributions to such plans shall cease at the Closing Date for all Employees. Following the Closing Date, all Employees who are eligible to participate under the terms of the Seller’s 401(k) Plan on the Closing Date shall be eligible to participate immediately in the Buyer’s 401(k) Plan.

(iv) The Seller and the Buyer agree that any direct rollovers made pursuant to this Section 5.9(e) are intended by the parties hereto to qualify as rollover distributions for purposes of federal income taxation.
(v) In establishing contribution levels for Employees under the Buyer’s 401(k) Plan, the Buyer may establish different levels for Employees who are Pension Participating Employees and those who are not Pension Participating Employees.
(vi) Following the date of this Agreement, the Seller and the Buyer shall reasonably cooperate in all matters reasonably necessary to effect the transactions contemplated by this Section 5.9, including exchanging information and data relating to employee benefits, unless such exchange of information and data would violate applicable law.
(f) Other Plans. The Buyer shall not assume liabilities or responsibility for any of the following plans maintained by the Seller: (i) the 2009 Omnibus Equity Compensation Plan, (ii) the Supplemental Pension Benefit Plan for Salaried Employees, and (iii) the 2009 Executive Deferral Plan. The manner in which participants in such Plans who are employed by the Company are treated as a result of this transaction shall be the responsibility of the Seller. Furthermore, the benefits provided under such Plans shall not be included as “benefits” for purposes of the provisions of Section 5.9(c)(i) hereof, which generally requires benefits to be provided for a one (1) year period following the Closing Date that are no less favorable in the aggregate than those provided to Employees by the Seller or the Company immediately prior to the Closing Date.
5.10 Violations. Within fifteen (15) days after the receipt of notice of a violation, the Seller shall notify the Buyer of any violations of state or federal drinking water standards which, if such violations existed on the date of this Agreement, would be required to be disclosed pursuant to Section 3.14(j) hereof, and shall promptly notify the Buyer of the actions proposed to be taken by the Seller to correct or otherwise respond to such violations.
5.11 Transition Plan. Within thirty (30) days after the date of this Agreement, the parties jointly shall establish a transitional services team. Such team will be responsible for preparing, and timely implementing, a transition plan which will identify and describe substantially all of the various transition activities that the parties will cause to occur before and after the Closing and any other transfer of control matters that any party reasonably believes should be addressed in such transition plan. The Seller shall make arrangements satisfactory to the Buyer for the transfer to the Buyer on or prior to the Closing Date, of originals or copies of all books and records and other data and information relating to the Company, its properties, Business and operations, which is in the possession or control of the Company and such data and information relating to the Company in the possession or control of the Seller and its Affiliates as the Buyer may reasonably request. The Buyer and the Seller shall use their commercially reasonable efforts to cause their representatives on such transition team to cooperate in good faith and take all reasonable steps necessary to develop a mutually acceptable transition plan no later than thirty (30) days prior to the Closing Date. If requested by the Buyer, on or prior to the Closing Date, the parties hereto agree to use their commercially reasonable efforts to negotiate and execute on or prior to the Closing Date an agreement with respect to those transition services specified by the Buyer (the “Transition Services Agreement”). The term of each transitional service shall be as agreed between the parties in such Transition Services Agreement but in no event shall extend beyond twelve (12) months following the Closing Date.

5.12 Tax Matters.
(a) Prohibited Changes. The Seller and the Buyer agree that, with respect to the period between the date of this Agreement and the Closing Date, without the prior written consent of the Buyer, the Company shall not make or change any election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any Closing Agreement, settle any Tax claim or assessment relating to the Company, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment relating to the Company, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of the Company for any period ending after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date.
(b) Tax Matters. The following provisions shall govern the allocation of responsibility as between the Buyer and the Seller for certain Tax matters following the Closing Date:
(i) The Seller shall indemnify the Company and the Buyer and hold them harmless from and against, any loss, claim, liability, expense, or other damage attributable to (A) all Taxes (or the non-payment thereof) of the Company for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”), (B) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to U.S. Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or non-U.S. law or regulation, and (C) any and all Taxes of any Person (other than the Company) imposed on the Company as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing; provided, however, that in the case of clauses (A), (B), and (C) above, the Seller shall be liable only to the extent that such Taxes exceed the amount, if any, of such Taxes that are included as a liability in the calculation of the Closing Working Capital. The Seller shall reimburse the Buyer for any Taxes of the Company that are the responsibility of the Seller pursuant to this Section 5.12(b) within fifteen (15) Business Days after payment of such Taxes by the Buyer or the Company.
(ii) In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Company holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Company for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(iii) The Seller shall include the income of the Company (including any deferred items triggered into income by U.S. Treasury Regulation Section 1.1502-13 and any excess loss account taken into income under U.S. Treasury Regulation Section 1.1502-19) on the Seller’s consolidated federal income Tax Returns for all periods through the Closing Date and pay any federal income Taxes attributable to such income. For all taxable periods ending on or before the Closing Date, the Seller shall cause the Company to join in the Seller’s consolidated federal income Tax Return and, in jurisdictions requiring separate reporting from the Seller, to file separate state and local income Tax Returns for the Company. All such Tax Returns shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable law. The Seller shall permit the Buyer to review each Tax Return prepared by the Seller which covers any Pre-Closing Tax Period and shall make such revisions to such Tax Returns as are reasonably requested by the Buyer, to the extent such revisions relate to the Company. The Buyer shall cause the Company to furnish information to the Seller as reasonably requested by the Seller to allow the Seller to satisfy its obligations under this Section 5.12(b) in accordance with past custom and practice. The Company and the Buyer shall consult and cooperate with the Seller as to any elections to be made on Tax Returns of the Company for periods ending on or before the Closing Date. The Buyer shall cause the Company to file income Tax Returns or shall include the Company in its combined or consolidated income Tax Returns, for all periods other than periods ending on or before the Closing Date. The Buyer shall permit the Seller to review each Tax Return prepared by the Buyer which covers a Straddle Period and shall make such revisions to such Tax Returns as are reasonably requested by the Seller, to the extent such revisions relate to any Pre-Closing Tax Period.
(iv) The Buyer, the Company, and the Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Section 5.12(b) and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Company and the Seller agree (A) to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Buyer or the Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any Taxing Authority, and (B) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Company or the Seller, as the case may be, shall allow the other party to take possession of such books and records. The Buyer and the Seller further agree, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Taxing Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby). The Buyer and the Seller further agree, upon request, to provide the other party with all information that either party may be required to report pursuant to Code Section 6043, or Code Section 6043A, or U.S. Treasury Regulations promulgated thereunder.
(v) All tax-sharing agreements or similar agreements with respect to or involving the Company shall be terminated as of the Closing Date with respect solely to the Company and, after the Closing Date, the Company shall not be bound thereby or have any liability thereunder.
(vi) All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement (and not any Taxes based upon income, profits, payroll or other similar Taxes) shall be paid equally by the Buyer and the Seller when due, and the Seller will, at the joint expense of the Buyer and the Seller, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable law, the Buyer will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(vii) The Seller shall allow the Buyer and its counsel to participate in any audit of the Seller’s consolidated federal income Tax Returns to the extent that such Tax Returns relate to the Company. The Seller shall not settle any such audit in a manner which would adversely affect the Company after the Closing Date unless such settlement would be reasonable in the case of a Person that owned the Company both before and after the Closing Date. The Buyer or the Company, as the case may be, shall allow the Seller and its counsel to participate in any audit of the Buyer’s consolidated federal income Tax Returns to the extent that such Tax Returns relate to the Company for any Pre-Closing Period, including any Straddle Period. The Buyer or the Company, as the case may be, shall not settle any such audit in a manner which would adversely affect the Tax liability of the Seller or the Company for any Pre-Closing Period, including any Straddle Period, without the prior written consent of the Seller.
(viii) The Seller shall immediately pay to the Buyer any Tax refund (or reduction in Tax liability) resulting from a carryback of a post-acquisition Tax attribute of the Company into the Seller’s consolidated Tax Return, when such refund (or reduction) is realized by the Seller’s group. At the Buyer’s request, the Seller will cooperate with the Company in obtaining such refund (or reduction), including through the filing of amended Tax Returns or refund claims.
(ix) The Seller shall not elect to retain any net operating loss carryovers or capital loss carryovers of the Company.
(x) The Seller shall file a timely election under U.S. Treasury Regulation Section 1.1502-95(f) to apportion all of the Seller’s Affiliated Group’s annual consolidated Code Section 382 limitation from each previous ownership change while the Company was a member of the Seller’s Affiliated Group to the Company. In furtherance of the foregoing, at the Seller’s request, the Buyer shall cause the Company to join with the Seller in making any election required under U.S. Treasury Regulation Section 1.1502-95(f).
(xi) At the Seller’s request, the Buyer shall cause the Company to make or join with the Seller in making any other election if the making of such election does not have an adverse impact on the Buyer (or the Company) for any post-acquisition Tax period.
(xii) Upon mutual agreement of the Seller and the Buyer, the Seller and the Buyer shall join in making an election under Code Section 338(h)(10) (and any corresponding elections under state, local, or non-U.S. Tax law) with respect to the purchase and sale of the Shares hereunder.
(xiii) Any indemnification payments pursuant to this Section 5.12(b) shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by law.
(xiv) To the extent that any obligation or responsibility pursuant to Article VIII may overlap with an obligation or responsibility pursuant to this Section 5.12(b), the provisions of this Section 5.12(b) shall govern. The Buyer’s right to indemnification set forth in this Section 5.12(b) shall be in addition to the indemnification provisions set forth in Article VIII and shall not be subject to limitations set forth in such Article VIII.
5.13 Post-Closing Access to Information. At all times after the Closing Date, both the Buyer and the Seller will permit the other party and its representatives (including its counsel and auditors) upon written notice and during normal business hours, to have reasonable access to and examine and make copies, at the expense of the copying party, of all books, records, files and documents in its possession which relate to the conduct of the Business prior to the Closing Date (subject to any limitations that are reasonably required to preserve any applicable attorney-client privilege).

5.14 Disclosure Schedules. The Seller may (but shall not have the obligation to) provide the Buyer with a supplement or amendment to the Schedules hereto to reflect any matter arising after the date of this Agreement or of which it acquires Knowledge after the date of this Agreement, which, if existing as of the date of this Agreement, would have been required to have been set forth or described in the Schedules (each, a “Schedule Supplement”) and, subject to the proviso at the end of this sentence, such Schedule Supplement shall amend and supplement the Schedules such that the information contained in the Schedule Supplement shall be deemed included in the Schedules for all purposes hereunder, including with respect to the satisfaction of the conditions to Closing contained herein and the Buyer’s right to seek indemnification under Article VIII; provided, that all representations and warranties set forth in Article III relating to, or implicated by, the information set forth in the Schedule Supplement were true and correct as of the date of this Agreement. If the Buyer objects to any Schedule Supplement coming within the scope of the preceding sentence, the sole remedy of the Buyer shall be to terminate this Agreement pursuant to Section 7.1(a)(vi); provided, however, that such termination right shall only be available if the matters disclosed for the first time in the Schedule Supplement would prevent the condition to Closing set forth in Section 6.2(a) from being satisfied. In the event that any Schedule Supplement shall be provided later than five (5) Business Days prior to the Closing Date, the Buyer shall have the right to delay the Closing for a period of five (5) Business Days in order for the Buyer to review such Schedule Supplement.
5.15 Corporate Name. The Buyer shall not acquire, nor shall the Company retain, any rights to the names “Aqua”, “Aqua Maine, Inc.” or “Aqua America” (or any variations thereof) or any trademarks, trade names or symbols related thereto. As soon as practicable after the Closing (and in any event, no later than the 90th day thereafter), the Buyer will cause the Company to amend its organizational documents to the extent necessary to remove the “Aqua” name (and any variations thereof) from the name of the Company and to remove all trademarks, trade names and symbols related to the names “Aqua Maine, Inc.” or “Aqua America” (or any variations thereof) from the properties and assets (including all signs) of the Company.
5.16 Negotiations. Neither the Seller nor any Person controlled by the Seller or under common control with the Seller, nor any officer, director, employee, representative or agent of the Seller or the Company, shall, prior to December 31, 2011, directly or indirectly, solicit or initiate or participate in any way in discussions or negotiations with, or provide any information or assistance to, or enter into an agreement with any Person or group of Persons (other than the Buyer or any Person controlled by the Buyer or under common control with the Buyer or any Persons providing financing to the Buyer in connection with facilitating the consummation of the transactions contemplated by this Agreement) concerning any acquisition, merger, consolidation, disposition or other transaction (or series of such transactions) that would (a) result in the transfer to any such Person or group of Persons of any of the Shares or substantially all of the Company’s properties or assets or (b) prevent the consummation of the transactions contemplated by this Agreement.

5.17 Maintenance of Books and Records. The Seller and the Buyer shall cooperate fully with each other after the Closing so that (subject to any limitations that are reasonably required to preserve any applicable attorney-client privilege) each party has access to the business records, contracts and other information existing as of the Closing Date and relating in any manner to the Company or the conduct of the Business (whether in the possession of the Seller or the Buyer). No files, books or records existing as of the Closing Date and relating in any manner to the Company or the conduct of the Business shall be destroyed by any party, other than in accordance with such party’s standard record retention policy then in effect, without giving the other party at least thirty (30) days’ prior written notice, during which time such other party shall have the right (subject to the provisions hereof) to examine and to remove any such files, books and records prior to their destruction. The access to files, books and records contemplated by this Section 5.17 shall be during normal business hours and upon not less than five (5) Business Days’ prior written request, shall be subject to such reasonable limitations as the party having custody or control thereof may impose to preserve the confidentiality of information contained therein, and shall not extend to material subject to a claim of privilege unless expressly waived by the party entitled to claim the same.
5.18 Eminent Domain Proceedings. If, prior to the Closing Date, any condemnation or eminent domain proceeding has been threatened or commenced by any Governmental Authority against any portion of the Real Property or assets of the Company, then the Seller shall promptly notify the Buyer and shall provide the Buyer with all relevant information concerning such proceedings. In the event that the condemnation or eminent domain proceeding relates to Real Property or assets having a market value in excess of $1,500,000, each of the Buyer and the Seller shall have the right either: (a) to terminate this Agreement by providing written notice to the other party within thirty (30) days of receipt by the Buyer from the Seller of the notice and all relevant information concerning such proceeding; or (b) to proceed to the Closing as provided herein, in which case, any award in condemnation or transfer resulting from negotiations pursuant to the threatened or commenced eminent domain proceeding shall be assigned by the Seller or the Company to the Buyer at the Closing. Notwithstanding the foregoing, in the event that the condemnation or eminent domain proceeding relates to Real Property or assets having a market value of less than $1,500,000, then neither the Buyer nor the Seller shall have the right to terminate this Agreement pursuant to this Section 5.18.
5.19 Financing
(a) The Buyer shall use its best efforts to obtain, on terms and conditions acceptable to the Buyer in its sole and absolute discretion, any financing that the Buyer, in its sole and absolute discretion, determines is necessary to consummate the transactions contemplated by this Agreement (the “Financing”), including using its best efforts to (i) negotiate in good faith and enter into definitive agreements with respect to the Financing; (ii) comply on a timely basis with all covenants, and satisfy on a timely basis all conditions, required to be complied with or satisfied by the Buyer in such definitive agreements; and (iii) cause the Financing to be consummated on or before the Closing Date.
(b) The Buyer shall keep the Seller reasonably informed with respect to all material activity concerning the status of the Financing and shall give the Seller prompt notice of any event or change that the Buyer determines will materially and adversely affect the ability of the Buyer to consummate the Financing.

ARTICLE VI
CONDITIONS
6.1 Conditions Precedent to Each Party’s Obligations. All of the obligations of each party to consummate the transactions contemplated hereby are subject to the satisfaction (or the waiver in writing, where permissible, by the party to which the condition relates) on or prior to the Closing Date of each of the following conditions:
(a) Governmental Approvals. Any waiting period applicable to the consummation of the transactions contemplated hereby shall have expired or been terminated and all consents, approvals, authorizations, waivers and amendments from any Governmental Authority which are necessary for the consummation of the transactions contemplated hereby set forth on Schedule 3.3(c) and Schedule 4.3 shall have been obtained. Without limiting the generality of the foregoing, the appropriate PUC shall have issued a final and unappealable order approving the transactions contemplated hereby, and such order shall not contain any restrictions or conditions (other than those in effect on the date of this Agreement or requiring that the regulatory treatment with respect to the Company in existence as of the date of this Agreement be continued following the transactions contemplated hereby) which would be reasonably expected to have a material financial impact on the Buyer, the Seller or the Company that is not reasonably acceptable to the Buyer or the Seller, as the case may be.
(b) No Injunctions or Restraints. No applicable law or injunction enacted, entered, promulgated, enforced or issued by any Governmental Authority or other legal restraint or prohibition preventing the consummation of the transactions contemplated hereby shall be in effect, provided, however, that each of the Seller and the Buyer shall have used commercially reasonable efforts to oppose the entry of any such injunction or other order, and no action, suit, investigation, arbitration or other proceeding shall have been commenced which challenges, or seeks damages or other relief in connection with, this Agreement or any of the transactions contemplated hereby and which has not been finally concluded or dismissed with prejudice without the imposition of any finding or remedy that is reasonably expected to have a material financial impact on the Buyer, the Seller or the Company that is not reasonably acceptable to the Buyer or the Seller, as the case may be.
(c) Notices and Consents. All notices required to be given prior the Closing Date to, and all consents, approvals, authorizations, waivers and amendments required to be obtained prior to the Closing Date from, any third party in connection with the consummation of the transactions contemplated hereby set forth on Schedule 3.3(c) and Schedule 4.3, have been made and/or obtained, other than those consents, approvals, authorizations, waivers and amendments the failure of which to obtain would not reasonably be expected to have a Material Adverse Effect.
6.2 Conditions Precedent to Obligations of the Buyer. All of the obligations of the Buyer to consummate the transactions contemplated hereby are subject to the satisfaction (or the waiver in writing by the Buyer) on or prior to the Closing Date of each of the following conditions:
(a) Accuracy of Representations and Warranties. The representations and warranties of the Seller set forth in Article III not qualified as to materiality shall be true and correct in all material respects and such representations and warranties qualified as to materiality shall be true and correct in all respects, in each case as if made on and as of the Closing Date except for any representation or warranty made as of a specific date which shall be true and correct as of such date. The Buyer shall have received a certificate signed by an authorized officer of the Seller, dated as of the Closing Date, certifying as to the foregoing.
(b) Performance of Obligations. The Seller shall have performed or complied in all material respects with all covenants and agreements that are to be performed by or complied with by it under this Agreement at or prior to the Closing; and shall have delivered to the Buyer a certificate signed by an authorized officer of the Seller certifying as to the fulfillment of the conditions set forth in this Section 6.2 with respect to the Seller.

(c) Delivery of Transaction Documents. The Transaction Documents (other than this Agreement) shall have been executed and delivered by the parties thereto and true and complete copies thereof shall have been delivered to the Buyer.
(d) Secretary’s Certificates. The Buyer shall have received a certificate, dated as of the Closing Date, signed by the Secretary of the Seller and certifying as to (i) the Company’s articles of incorporation and bylaws, (ii) the incumbency of its officers executing this Agreement, and (iii) the resolutions of the Board of Directors of the Seller authorizing the execution, delivery and performance by each of them of this Agreement.
(e) Shares. The Seller shall have delivered to the Buyer certificates for the Shares, free and clear of any liens, restrictions or encumbrances.
(f) Material Adverse Effect. From the date of this Agreement, there shall not have occurred any Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect.
(g) Director Resignations. The Buyer shall have received resignations of the directors of the Company.
(h) Intracompany Agreements. The Seller shall have terminated, or shall have caused its Affiliates (including the Company) to terminate, as of the Closing Date all (i) tax-sharing agreements and (ii) administrative services agreements, in each case solely with respect to the Company.
(i) Financing. The Buyer shall have obtained the Financing.
6.3 Conditions Precedent to Obligations of the Seller. All of the obligations of the Seller to consummate the transactions contemplated hereby are subject to the satisfaction (or the waiver in writing by the Seller) on or prior to the Closing Date of each of the following conditions:
(a) Accuracy of Representations and Warranties. The representations and warranties of the Buyer set forth in Article IV not qualified as to materiality shall be true and correct in all material respects and such representations and warranties qualified as to materiality shall be true and correct in all respects, in each case as if made on and as of the Closing Date except for any representation or warranty made as of a specific date which shall be true and correct as of such date. The Seller shall have received a certificate signed by an authorized officer of the Buyer, dated the Closing Date, certifying as to the foregoing.
(b) Performance of Obligations. The Buyer shall have performed or complied in all material respects with all covenants and agreements that are to be performed by or complied with by it under this Agreement at or prior to the Closing, including delivery of the Purchase Price specified in Section 2.2; and shall have delivered to the Seller a certificate signed by an authorized officer of the Buyer certifying as to the fulfillment of the conditions set forth in this Section 6.3 with respect to the Buyer.

(c) Delivery of Transaction Documents. The Transaction Documents (other than this Agreement) shall have been executed and delivered by the parties thereto and true and complete copies thereof shall have been delivered to the Seller.
(d) Secretary’s Certificates. The Seller shall have received a certificate, dated as of the Closing Date, signed by the Secretary of the Buyer certifying as to (i) its certificate of incorporation and bylaws, (ii) the incumbency of its officers executing this Agreement, and (iii) the resolutions of the Board of Directors of the Buyer authorizing the execution, delivery and performance by each of them of this Agreement.
ARTICLE VII
TERMINATION
7.1 Termination of Agreement.
(a) Subject to the provisions of Section 7.2, this Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing:
(i) by mutual written consent of the Seller and the Buyer;
(ii) by either the Seller or the Buyer, if the Closing does not occur on or prior to July 31, 2012 (which date shall be subject to the provisions of Section 7.1(a)(ix)); provided, however, that this right of termination shall not be available to any party whose material breach has caused the failure of the consummation of this Agreement by such date;
(iii) by the Seller or the Buyer if any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment; provided, however, that this right of termination shall not be available to any party whose material breach has caused such conditions to be incapable of fulfillment;
(iv) by the Buyer if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment, and shall not have been waived by the Buyer; provided, however, that this right of termination shall not be available to the Buyer if the Buyer’s material breach has caused such conditions to be incapable of fulfillment;
(v) by the Seller if any of the conditions set forth in Section 6.3 shall have become incapable of fulfillment, and shall not have been waived by the Seller; provided, however, that this right of termination shall not be available to the Seller if the Seller’s material breach has caused such conditions to be incapable of fulfillment;
(vi) by the Buyer in accordance with Section 5.14 hereof;
(vii) by the Buyer or the Seller in accordance with Section 5.18 hereof;
(viii) by the Seller in accordance with Section 7.4 hereof; or
(ix) by the Seller twenty-one (21) calendar days after the first date on which all of the conditions set forth in Article VI other than the condition to obtain the Financing set forth in Section 6.2(i) have been waived, satisfied or fulfilled (or are capable immediately of being satisfied or fulfilled solely by the execution and delivery by the Buyer and the Seller of the Closing deliverables contemplated by this Agreement); provided, however, that such twenty-one (21) calendar day period shall be tolled for any delay caused by, or attributable to, the Seller; provided further, that the date set forth in Section 7.1(a)(ii) shall be extended by such twenty-one (21) calendar day period provided in this Section 7.1(a)(ix).

(b) In the event of termination by the Seller or the Buyer pursuant to this Section 7.1, written notice thereof shall forthwith be given to the other party and the transactions contemplated by this Agreement shall be terminated, without further action by any party. If the transactions contemplated by this Agreement are terminated as provided herein, the Buyer shall return to the Seller all documents and other material received from the Seller relating to the transactions contemplated hereby, whether so obtained before or after the execution hereof.
7.2 Effect of Termination. If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in Section 7.1, this Agreement shall become null and void and of no further force and effect, except for the provisions of Section 5.7, this Article VII and Article IX. Nothing in this Section 7.2 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by any other party of its obligations under this Agreement. Notwithstanding the foregoing and any other provision of this Agreement to the contrary, if the circumstances described in Section 7.1(a)(ix) are applicable, the Seller’s right to receive payment of the Termination Fee pursuant to Section 7.4 shall be the sole and exclusive right and remedy of the Seller, whether or not the Seller shall have terminated this Agreement in accordance with the provisions of Section 7.1(a)(ix), and all other remedies (including equitable remedies) shall be deemed waived against the Buyer and its Affiliates, officers, directors, employees, agents or other representatives for any and all losses suffered or incurred by the Seller or any other Person in connection with this Agreement and upon payment of the Termination Fee none of the Buyer or any of its Affiliates, officers, directors, employees, agents or representatives shall have any further liability or obligation relating to or arising out of this Agreement.
7.3 Survival of Representations, Warranties and Covenants. The representations and warranties contained in this Agreement and the related indemnity obligations contained in Article VIII and in the certificates delivered pursuant to Sections 6.2 and 6.3 shall terminate eighteen (18) months after the Closing, except that (a) the representations and warranties contained in Section 3.6 (Taxes) and Section 3.11 (Benefit Plans) shall terminate on the sixtieth (60th) day following the expiration of the applicable statute of limitations, (b) the representations and warranties contained in Section 3.14 (Environmental Matters) shall expire on the date that is seven (7) years after the Closing Date, and (c) the representations and warranties contained in Section 3.1 (Corporate Status), Section 3.2 (Authorization and Enforceability), Section 3.3 (Consents and Approvals), Section 3.4 (Capitalization and Stock Ownership), and Section 3.16 (Finders’ Fees) shall survive indefinitely. The covenants to be performed prior to the Closing pursuant to this Agreement shall terminate upon the Closing. All other covenants shall survive the Closing and remain in effect during their applicable statute of limitations. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by the non-breaching party to the breaching party prior to the expiration of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claim shall survive until finally resolved.

7.4 Termination Fee. In the event that the Seller terminates this Agreement pursuant to the provisions of Section 7.1(a)(ix), the parties agree that the Seller shall have suffered a loss of an incalculable nature and amount, unrecoverable in law. Accordingly, if (a) in the unlikely event that the Buyer is unable to fulfill the condition to obtain Financing set forth in Section 6.2(i), (b) the Buyer and the Seller are unable to reach a mutual agreement with respect to the terms and conditions of any financing by the Seller to fund the purchase by the Buyer of the Shares pursuant to this Agreement (which financing the Buyer expressly acknowledges and agrees that the Seller is in no way obligated to provide to the Buyer), and (c) the Seller exercises its right to terminate this Agreement pursuant to the provisions of Section 7.1(a)(ix), then the Buyer shall pay the Seller a fee in the amount of $2,000,000 in cash, as liquidated damages (the “Termination Fee”). The Termination Fee payable pursuant to this Section 7.4 shall be paid within ten (10) Business Days after the effective date of any such termination of this Agreement.
ARTICLE VIII
INDEMNIFICATION
8.1 Indemnification by the Seller.
(a) Subject to the limitations contained in this Article VIII, the Seller hereby agrees to indemnify the Buyer and its respective officers, directors and Affiliates against and hold them harmless from and against any and all Damages arising out of or resulting from: (i) any breach of any representation or warranty made by the Seller or the Company in this Agreement and (ii) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Seller pursuant to this Agreement.
(b) For purposes of this Agreement, “Damages” shall mean any and all losses, liabilities, obligations, damages (including costs of investigation, clean-up and remediation), deficiencies, interest, costs and expenses and any claims, actions, demands, causes of action, judgments, costs and reasonable expenses (including reasonable attorneys’ fees and all other reasonable expenses incurred in investigating, preparing or defending any litigation or proceeding, commenced or threatened, incident to the successful enforcement of this Agreement). For purposes of the foregoing, the Damages resulting from any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.
8.2 Indemnification by the Buyer. Subject to the limitations contained in this Article VIII, the Buyer hereby agrees to indemnify the Seller and its respective officers, directors and Affiliates against and hold them harmless from and against any and all Damages arising out of or resulting from: (a) any breach of any representation or warranty made by the Buyer in this Agreement and (b) any breach or non-fulfillment of any covenant, agreement or obligation to be performed by the Buyer pursuant to this Agreement.
8.3 Limitation on the Buyer’s Indemnification. The Seller shall not be liable under Section 8.1(a)(i) for Damages thereunder unless the aggregate amount of all Damages for which the Seller would (but for this Section 8.3) be liable exceeds on a cumulative basis $180,000 (the “Deductible Amount”), and then only to the extent of any such aggregate excess, and in no event shall the liability of the Seller under Sections 8.1(a)(i) and 8.1(a)(ii) of this Agreement exceed $4,000,000 (in the aggregate (the “Ceiling”).

8.4 Limitation on the Seller’s Indemnification. The Buyer shall not be liable under Section 8.2(a) for Damages thereunder unless the aggregate amount of all Damages for which the Buyer would (but for this Section 8.4) be liable exceeds on a cumulative basis the Deductible Amount, and then only to the extent of any such aggregate excess and in no event shall the liability of the Buyer under Section 8.2 of this Agreement exceed the Ceiling.
8.5 Termination of Indemnification. The obligations to indemnify and hold harmless a party hereto, pursuant to Sections 8.1(a) and 8.2, shall terminate when the applicable survival period terminates pursuant to Section 7.3; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Indemnified Party shall have, before the expiration of the applicable period, previously made a claim by delivering a written notice (stating in reasonable detail the basis of such claim) to the Indemnifying Party.
8.6 Procedures Relating to Indemnification.
(a) A party seeking indemnification pursuant to this Article VIII (an “Indemnified Party”) shall give prompt written notice to the party from whom such indemnification is sought (the “Indemnifying Party”) of the assertion of any claim, the incurrence of any Damages, or the commencement of any action, suit or proceeding of which it has knowledge and in respect of which indemnity may be sought hereunder (a “Third Party Claim”), and will give the Indemnifying Party such information with respect thereto as the Indemnifying Party may reasonably request; provided, however, that no delay or failure on the part of the Indemnified Party in so notifying the Indemnifying Party shall limit any liability or obligation for indemnification pursuant to this Article VIII except to the extent of any damage or liability caused by or arising out of such delay or failure. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within ten (10) Business Days after the Indemnified Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnified Party relating to such Third Party Claim. The Indemnifying Party shall have the right, exercisable by written notice to the Indemnified Party after receipt of notice from the Indemnified Party of the commencement of or assertion of any claim or action, suit or proceeding by a third party in respect of which indemnity may be sought hereunder, to assume the defense of such Third Party Claim which involves (and continues to involve) solely monetary damages using counsel reasonably satisfactory to the Indemnified Party; provided, that (A) the Indemnifying Party expressly agrees in such notice that, as between the Indemnifying Party and the Indemnified Party, solely the Indemnifying Party shall be obligated to satisfy and discharge the Third Party Claim, (B) such Third Party Claim does not include a request or demand for injunctive or other equitable relief, and (C) the Indemnifying Party makes reasonably adequate provision to assure the Indemnified Party of the ability of the Indemnifying Party to satisfy the full amount of any adverse monetary judgment that is reasonably likely to result.
(b) Neither the Indemnified Party nor the Indemnifying Party shall admit any liability with respect to, or settle, compromise or discharge any Third Party Claim without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed.
(c) The Indemnifying Party or the Indemnified Party, as the case may be, shall have the right to participate in (but not control) the defense of any Third Party Claim which the other party is defending as provided in this Agreement.

(d) The Indemnifying Party, if it shall have assumed the defense of any Third Party Claim in accordance with the terms hereof, shall have the right, upon thirty (30) days prior written notice to the Indemnified Party, to consent to the entry of judgment with respect to, or otherwise settle such Third Party Claim.
(e) In the event of any indemnification claim under this Article VIII involving a Third Party Claim, the Indemnified Party shall cooperate fully (and shall cause its Affiliates to cooperate fully) with the Indemnifying Party in the defense of any such claim under this Article VIII. Without limiting the generality of the foregoing, the Indemnified Party shall furnish the Indemnifying Party with such documentary or other evidence as is then in its or any of its Affiliates’ possession as may reasonably be requested by the Indemnifying Party for the purpose of defending against any such claim. Whether or not the Indemnifying Party chooses to defend or prosecute any claim involving a third party, the parties hereto shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith. Such cooperation shall include access during normal business hours afforded to the Indemnifying Party to, and reasonable retention by the Indemnified Party of, records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder, and the Indemnifying Party shall reimburse the Indemnified Party for all of its reasonable out-of-pocket expenses in connection therewith.
(f) Notwithstanding anything to the contrary in this Article VIII, the Buyer (or the other Persons for which it can claim indemnification) shall be entitled to indemnification for Damages in respect of a breach of Section 3.1 (Corporate Status), Section 3.2 (Authorization and Enforceability), Section 3.3 (Consents and Approvals), Section 3.4 (Capitalization and Stock Ownership), Section 3.6 (Taxes), Section 3.11 (Benefit Plans), and Section 3.16 (Finders’ Fees) irrespective of the Deductible Amount or the Ceiling.
(g) An Indemnified Party seeking indemnification pursuant to this Article VIII in respect of Damages that do not result from a Third Party Claim (a “Direct Claim”) shall give the Indemnifying Party prompt written notice of such Direct Claim, but the failure to give such prompt written notice shall not, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Damages that have been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Company’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.
(h) Each of the parties hereto agrees that its sole and exclusive remedy after the Closing with respect to any and all claims (other than claims arising from fraud or criminal activity) relating to this Agreement, the Company, the events giving rise to this Agreement and the transactions provided for herein or contemplated hereby, shall be pursuant to the indemnification provisions contained in this Article VIII.

(i) No right to indemnification under this Article VIII shall be limited by reason of any investigation or audit, conducted before or after the Closing, of any party hereto including, without limitation, the knowledge of such party of any breach of any representation, warranty, agreement or covenant by the other party at any time. Notwithstanding the foregoing, the waiver of any condition to the Closing based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant, agreement or obligation, shall be deemed a waiver of the right to indemnification under this Article VIII with respect to such representation or warranty, covenant, agreement or obligation, unless the party providing the waiver expressly reserves in writing its right to indemnification under this Article VIII.
ARTICLE IX
MISCELLANEOUS
9.1 Entire Agreement. This Agreement, together with the Schedules, exhibits hereto (each, an “Exhibit”), the Confidentiality Agreement, dated June 15, 2009, by and between the Buyer and the Seller, and other Transaction Documents, sets forth the entire agreement and understanding of the parties hereto with respect to the transactions contemplated herein and the other matters set forth herein and supersedes all prior agreements or understandings, oral or written, among the parties regarding those matters.
9.2 Amendment; Severability; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by the parties hereto. If any provision of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein. Any term or provision of this Agreement may be waived at any time by the Buyer, in the case of compliance by the Seller, or the Seller, in the case of compliance by the Buyer, with any term or provision of this Agreement that the Seller, on the one hand, or the Buyer, on the other hand, was or is obligated to perform or comply with, by a written instrument duly executed by the Buyer or the Seller. The failure of any party at any time or times to require performance of any provision hereof shall in no manner affect the right of such party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any provision of this Agreement in one or more instances shall operate or be construed as a waiver of any other condition or subsequent breach.
9.3 Interpretation. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, the singular the plural, the part the whole, (b) references to any gender include all genders, (c) “including” has the inclusive meaning frequently identified with the phrase “but not limited to,” (d) references to “hereby,” “hereunder” or “herein” relate to this Agreement, and (e) any references to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder. The section and other headings contained in this Agreement are for reference purposes only and shall not control or affect the construction of this Agreement or the interpretation thereof in any respect. Section, subsection, Exhibit and Schedule references are to this Agreement unless otherwise specified. The parties acknowledge and agree that (i) each party and its counsel have reviewed the terms and provisions of this Agreement and have contributed to its drafting, (ii) the normal rule of drafting, to the effect that any ambiguities are resolved against the drafting party, shall not be employed in the interpretation of this Agreement, and (iii) the terms and provisions of this Agreement shall be constructed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement.

9.4 Notices. All notices that are required or permitted hereunder shall be in writing and shall be sufficient if personally delivered or sent by mail, facsimile message or Federal Express or other nationally recognized delivery service. Any notices shall be deemed given upon the earlier of the date when received at, or the third (3rd) day after the date when sent by registered or certified mail, or the day after the date when sent by Federal Express to, the address or fax number set forth below, unless such address or fax number is changed by notice in accordance herewith to the other parties hereto:
If to the Buyer:
Connecticut Water Service, Inc.
93 West Main Street
Clinton, CT 06413
Fax: 860-669-5579
Attention: Eric Thornburg
                  President and Chief Executive Officer
with a copy to:
Murtha Cullina LLP
CityPlace I
185 Asylum Avenue
Hartford, CT 06103-3499
Fax: 860-240-5853
Attention: Richard S. Smith, Jr., Esq.
If to the Seller:
Aqua America, Inc.
762 West Lancaster Avenue
Bryn Mawr, PA 19010
Fax: 610-645-1061
Attention: General Counsel
with a copy to:
Fox Rothschild LLP
2000 Market Street, 20th Floor
Philadelphia, PA 19103
Fax: 215-345-7507
Attention: Peter J. Tucci, Esq.

9.5 Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and permitted assigns of the parties hereto. No party hereto may assign either this Agreement or any of its rights, interests, benefits or obligations hereunder without the prior written consent of the other party.
9.6 Governing Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of Delaware, without regard to its conflicts of law principles.
9.7 Specific Performance and Other Equitable Remedies. The parties hereto each acknowledge that the rights of each party to consummate the transactions contemplated by this Agreement are special, unique and of extraordinary character, and that, in the event that any party breaches, threatens to breach or fails or refuses to perform any of its obligations under this Agreement, irreparable injury to the non-breaching party will result. The parties each agree, therefore, that, subject to the provisions of Section 7.2, in the event that either party breaches, threatens to breach, or fails or refuses to perform any of its obligations under this Agreement, the non-breaching party shall be entitled to, in addition to any remedies at law under this Agreement for damages or other relief, specific performance of such covenant or agreement hereunder, including injunctive relief without the necessity of posting a bond.
9.8 Counterparts. This Agreement may be executed in any number of counterparts (and the same may be delivered by means of facsimile or PDF file), each of which shall be deemed an original, and all of which shall constitute one and the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.
9.9 No Third Party Beneficiaries. Except as expressly provided in Section 5.12 and Article VIII, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
[Signature page follows.]

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first written above.

BUYER: CONNECTICUT WATER SERVICE, INC.
By:	Eric W. Thornburg
	Name:	Eric W. Thornburg
	Title:	President and Chief Executive Officer

SELLER: AQUA AMERICA, INC.
By:	Nicholas DeBenedictis
	Name:	Nicholas DeBenedictis
	Title:	President and Chief Executive Officer
Stock Purchase Agreement Signature Page